==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Dated: February 12, 2008

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked,  indicate  below the file number  assigned to the
registrant in connection with Rule 12g3-2(b): 82-    .


==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   February 12, 2008                  By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

  Teck Cominco Limited / 200 Burrard Street / Vancouver, BC / Canada V6C 3L9 /
                      Tel 604.687.1117 / Fax 604.687.6100

------------                                           [GRAPHIC OMITTED -- LOGO]
   NEWS                                                 Teck Cominco
  RELEASE                                               -----------------------
------------

                                      FOR IMMEDIATE RELEASE - FEBRUARY 11, 2008
                                                                       08-05-TC

4Q    RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2007
===============================================================================

              TECK COMINCO REPORTS FOURTH QUARTER RESULTS FOR 2007

Earnings  were  $280  million  or $0.64 per share in the  fourth  quarter.  Don
Lindsay, President and CEO said, "Our earnings were affected by significantly lower prices for zinc (-38%) and coal (-26%), the stronger Canadian dollar and its effect on our cost base, lower zinc sales volumes from the Red Dog mine versus last year and reduced sales from Highland Valley due to the mine life extension program. The reduced revenues were partially offset by higher lead prices and revenue increases from the new copper mines acquired from Aur. In addition, we recorded after-tax write-downs totalling $51 million related to our investment in Tahera Diamonds and our Lennard Shelf and Pend Oreille zinc mines and a $50 million pre-tax ($33 million after-tax) equity loss related to our investment in Galore Creek."

"While we faced a number of challenges in 2007, it was still a year with several solid accomplishments for the company. We delivered the second highest earnings in our history at $1.6 billion and returned just over $1 billion to our shareholders through dividends and our share buy-back program, amongst the very highest returns in Canadian business," said Mr. Lindsay. "Our acquisition of Aur Resources is performing significantly above expectations and, combined with our investment to extend the mine life of Highland Valley, has substantially increased both our production and reserves in copper. We also increased our effective interest in Elk Valley Coal to 52%. In our energy division, we increased our interest in the Fort Hills oil sands project from 15% to 20% and together with our partner, UTS, we have jointly acquired very prospective oils sands leases on approximately 285,000 acres of land in the Athabasca region of northern Alberta. Our balance sheet remains very strong as evidenced by a debt rating upgrade to the highest level in our history."

FINANCIAL HIGHLIGHTS AND SIGNIFICANT ITEMS

o Prices for zinc, copper and coal in the fourth quarter were 46%, 13% and 26% lower respectively in Canadian dollar terms than a year ago. The zinc price averaged C$1.17 per pound compared to C$2.18 per pound a year ago, copper was C$3.19 versus C$3.66 per pound last year and coal was C$91 per tonne compared to C$123 per tonne a year ago.

o Net earnings were $280 million or $0.64 per share in the fourth quarter compared with $866 million or $2.01 per share in the fourth quarter of 2006. Adjusted net earnings were $380 million, compared with adjusted earnings of $793 million in 2006. Net earnings for 2007 were $1.6 billion, compared with $2.4 billion in 2006.

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            ALL DOLLAR AMOUNTS EXPRESSED IN THIS NEWS RELEASE ARE IN
                   CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

Reference:   Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com

o Fourth quarter cash flow from operations was $560 million compared with $1.2 billion in 2006 and our cash balance was $1.4 billion at the end of the year.

o Earnings before interest taxes depreciation and amortization ("EBITDA") were $422 million in the fourth quarter, compared with $1.3 billion a year ago. For the full year EBITDA was $2.6 billion compared with $3.8 billion in 2006.

o The three mines acquired from Aur Resources all performed well in the quarter, setting production records and recording operating profits of $105 million in the quarter before negative pricing adjustments of $27 million and $62 million reduction due to one time fair value adjustments made to inventories at the time of our acquisition of Aur.

o On February 8, 2008, we and our partners, Inmet Mining Corporation and Petaquilla Copper Ltd. announced the results of an interim report on the Front End Engineering and Design ("FEED") study being conducted by Petaquilla copper project in Panama. The interim report estimates that the capital cost required to develop the Petaquilla project is expected to be US$3.5 billion (including a contingency of $515 million but not including working capital and escalation). At this time, there can be no assurance that we will participate in the development of this project.

o Results from our Trail metal operations were affected by the shutdown of the lead smelter and refinery facilities in October/November to conduct planned maintenance originally scheduled for 2008 on the KIVCET furnace, boiler and related equipment. Both the lead smelter and lead refinery resumed full operation in November. The shutdown increased unit costs and reduced profitability.

o Our Antamina copper-zinc mine in Peru has been experiencing problems with the stationary part of the drive system for its main grinding mill, which resulted in 14 days of downtime in the fourth quarter and a further 11 days in 2008 to date. We are currently assessing the nature of the problems to determine the appropriate actions required to fix the electrical  motor.  Although  the mill is  currently  operating  near full capacity, there is significant potential for further production interruptions during 2008 while a long term solution is being implemented.

o In November construction activities were suspended on the Galore Creek copper project due to escalating cost estimates and reduced expected operating margins as a result of the stronger Canadian dollar. We continue to view the property as a substantial resource and have commenced a comprehensive review to evaluate alternative development strategies. The $33 million after-tax ($50 million pre-tax) equity loss related to our investment in Galore Creek is our 50% after-tax share of the estimated $100 million of demobilization costs related to the decision to suspend construction of the project. Galore Creek has measured and indicated resources containing approximately 8.9 billion pounds of copper and 7 million ounces of gold and an inferred resource containing approximately
     2.9 billion pounds of copper and 2 million ounces of gold. In 2008 our efforts at the site will be focused on the demobilization of equipment and the placing of the project onto a care and maintenance basis that will enable us to restart it at a later date. Given the information we have at this time and before we have completed our comprehensive review, no provision has been made against the carrying value of our investment in Galore Creek as we believe the project retains value in excess of our carrying value of $214 million, which is after our $50 million equity loss related to our share of the estimated demobilization costs. However, there can be no assurances that our review will result in a commercially viable project or that a future write-down will not be required.

o Asset impairment charges totalling $51 million after-tax were taken against our investment in Tahera Diamond Corporation which sought protection from their creditors on January 16 due to operating and financial difficulties, and against our Lennard Shelf and Pend Oreille zinc mines, which are operating with lower than expected ore grades and higher unit operating costs.

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2   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

THIS  NEWS  RELEASE  IS  DATED  AS AT  FEBRUARY  11,  2008  SHOULD  BE  READ IN
CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2007 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006. IN THIS NEWS RELEASE, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO THE COMPANY OR US, WE OR OUR REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE.


EARNINGS

Net earnings were $280 million or $0.64 per share in the fourth quarter, down significantly from $866 million or $2.01 per share in the fourth quarter of 2006. In 2006 one time items included a $115 million after-tax gain on the disposition of a strategic investment.

Our fourth quarter results were affected by a $33 million ($50 million pre-tax) equity loss related to our investment in the Galore Creek project where mine construction was suspended due to escalating capital costs and a number of asset write-downs totalling $51 million after taxes. The equity loss represents our after-tax share of the Galore Creek partnership's estimated demobilization costs. The asset write-downs relate to our investment in Tahera Diamond Corporation, which was written down due to the severe financial difficulties facing the company. Due to difficult mining conditions and low ore grades that impact their ongoing profitability, we also wrote down the property, plant and equipment at our Pend Oreille and Lennard Shelf zinc mines.

In addition, we recorded after-tax negative settlement adjustments of $94 million as base metal prices fell substantially in the quarter. This amount is comprised of $37 million of settlement adjustments on sales from the previous quarter and $57 million on sales that were initially recorded at the average price for the month of sale and subsequently revalued to the quarter end forward curve prices. A $69 million gain on the reduction of future tax liabilities due to the reduction in Federal income tax rates in Canada, and after-tax gains of $25 million on asset sales partially offset these effects.


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3   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

The table below shows the impact of these items on our earnings.

                                                           THREE MONTHS ENDED         YEAR ENDED
                                                               DECEMBER 31           DECEMBER 31
                                                           -------------------   -------------------
(in millions of dollars)                                      2007       2006       2007       2007
Net earnings as reported                                   $   280    $   866    $ 1,615    $ 2,431

Add (deduct) the after-tax effect of:
   Loss (earnings) from discontinued operations                 16        (14)        46        (36)
   Negative (positive) pricing adjustments
      On prior period sales                                     37         (4)        56        (42)
      On current period sales                                   57         41         10        (71)
   Realization of cumulative translation adjustment loss        --         --         59         --
   Asset write downs and equity loss                            84         --         84         --
   Tax rate adjustment                                         (69)        --        (80)       (26)
   Gain on disposition of our investment in Inco                --       (115)        --       (103)
   Asset sales and other                                       (25)        19        (36)       (23)
                                                           -----------------------------------------
                                                               100        (73)       139       (301)
                                                           -----------------------------------------

Adjusted net earnings (1)                                  $   380    $   793    $ 1,754    $ 2,130
                                                           =========================================

(1) This news release refers to adjusted net earnings, which is not a measure recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and does not have a standardized meaning prescribed by GAAP. We adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in disclosing adjusted earnings. This measure may differ from those used by, and may not be comparable to such measures as reported by other issuers. We disclose this measure, which has been derived from our financial statements and applied on a consistent basis, because we believe it is of assistance in understanding the results of our operations and financial position and is meant to provide further information about our financial results to shareholders.

ADJUSTED NET EARNINGS

Adjusted net earnings of $380 million ($0.86 per share) in the fourth quarter were significantly lower than the $793 million ($1.84 per share) earned in the fourth quarter of 2006. The primary reasons for the decline in earnings were lower zinc prices and sales volumes, lower coal prices and the stronger Canadian dollar. Zinc prices averaged US$1.19 per pound in the quarter compared to US$1.91 per pound in 2006, and the lower price accounted for approximately $160 million of the decline in earnings. The US dollar averaged C$0.98 in the quarter compared with C$1.14 a year ago. The stronger Canadian dollar reduced the profit margin for our Canadian operations, particularly Highland Valley Copper and Elk Valley Coal, and the value of the profits we earn in US dollar economies from operations such as Red Dog, Antamina and Quebrada Blanca. This reduced net earnings by approximately $125 million. Higher lead prices partially offset these reductions while average copper prices were relatively unchanged in US dollars, but were 13% lower in Canadian dollar terms.

Our earnings from coal operations are particularly sensitive to fluctuations in the Canadian/US dollar exchange rate. Although costs remained relatively constant compared with last year, the coal price averaged US$93 per tonne compared with US$106 per tonne in the previous year. Combined with the effect on operating margins from the stronger Canadian dollar, our 40% direct share of quarterly operating profits from the Elk Valley Coal Partnership declined from $100 million in 2006 to $30 million in 2007.

Other significant factors affecting earnings in the quarter included the effects of the month long maintenance shutdown of the KIVCET lead smelter at our Trail operations, lower sales at Red Dog, production disruptions at Antamina and lower production and sales at Highland Valley Copper.


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4   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

In the fourth quarter of 2006, earnings included unusually large zinc sales volumes from Red Dog when shipping delays in the third quarter of 2006 shifted sales and the related profits into the fourth quarter. In 2007, sales volumes were reflective of the normal seasonal sales pattern and represented 33% of annual zinc sales compared with 46% in 2006.

We moved a 32-day maintenance shutdown of the KIVCET lead furnace, boiler and related equipment at Trail from 2008 forward into the last quarter of 2007. This resulted in a reduction of lead production and sales in the quarter by approximately 25%. We incurred additional maintenance costs of $20 million during the shutdown.

Copper production at Highland Valley Copper was down by approximately 25% in the quarter compared to 2006. This decline was primarily a result of lower grades in the areas mined in the current phase of the mine plan. Copper recoveries were lower as a result of higher clay content in the mined ore. The mining of the areas with higher clay content will continue into 2008 and 2009. These activities facilitate the previously announced expansion pre-stripping, which will extend the mine life until 2019.

The three mines acquired from Aur contributed operating profits of $105 million in the quarter before $27 million of negative final pricing adjustments and $62 million of one time mark-to-market adjustments made to inventories at the time of acquisition. Work-in-process inventories on hand at the acquisition date were assigned fair values based on their copper content less costs to complete and a small margin. As the acquired operations complete the processing and sale of these inventories, the cost of goods sold will reflect the higher assigned values resulting in reduced profits.

CASH FLOW FROM OPERATIONS

Cash flow from operations was $560 million in the fourth quarter compared with $1.2 billion in the fourth quarter of 2006. The reduction is primarily the result of lower profits and a smaller reduction in Red Dog's inventory for the quarter than last year. Acquisition adjustments of $62 million to work-in-process inventories acquired in the acquisition of Aur Resources affect operating profits, but not cash flows. During the third and fourth quarters of each year, cash flow from operations is positively affected by the seasonal decline of Red Dog concentrate inventories. This decline was not as substantial as in 2006 when third quarter sales were pushed into the fourth quarter due to the late start to the shipping season that year.

Cash flow from operations was $1.7 billion for the year ended December 31, 2007 compared to $2.9 billion in 2006. In addition to lower profits in 2007, there was a build-up of working capital of $282 million in 2007 compared with a $299 million draw down in 2006. This occurred because an unusually large portion of taxes and royalties on 2006 earnings were paid in early 2007.


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5   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production, sales and revenues are presented in the tables below. Average commodity prices and the Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE

                                                                                                 YEAR ENDED
                                                          FOURTH QUARTER                         DECEMBER 31
                                                   ----------------------------        ---------------------------
                                                    2007       2006    % Change        2007       2006    % Change
ZINC (LME Cash - US$/pound)                         1.19       1.91        -38%        1.47       1.49         -1%
LEAD (LME Cash - US$/pound)                         1.46       0.74        +97%        1.17       0.59        +98%
COPPER (LME Cash - US$/pound)                       3.26       3.21         +2%        3.23       3.05         +6%
MOLYBDENUM (published price* - US$/pound)             32         25        +28%          30         25        +20%
GOLD (LME PM fix - US$/ounce)                        789        614        +29%         697        604        +15%
COAL
   (US$/tonne)                                        93        106        -12%          98        113        -13%
   (C$ equivalent/tonne)                              91        123        -26%         105        131        -20%
CDN/US EXCHANGE RATE (Bank of Canada)               0.98       1.14        -14%        1.07       1.13         -5%

* Published major supplier selling price in Platts Metals Week.

Revenues from operations were lower by $550 million in the fourth quarter of 2007, compared with the same period last year. The decline was the result of three primary factors, lower zinc sales volumes from the Red Dog mine, the stronger Canadian dollar and lower prices for zinc and coal. These effects were partially off-set by higher lead prices. The effect of revenue increases from the new copper mines acquired from Aur was partially offset by reduced sales from Highland Valley.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the final pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the fourth quarter of 2007, we had negative after-tax pricing adjustments of $94 million compared with $37 million in 2006. The 2007 amount is comprised of $37 million of settlement adjustments on sales from the previous quarter, and $57 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued to quarter end forward curve prices.

At September 30, 2007, outstanding receivables included 141 million pounds of copper provisionally valued at US$3.66 per pound, 256 million pounds of zinc provisionally valued at US$1.38 per pound and 153 million pounds of lead provisionally valued at US$1.54 per pound. During the fourth quarter of 2007, 128 million pounds of copper included in the September 30, 2007 receivables were settled at an average final price of US$3.23 per pound, 193 million pounds of zinc were settled at an average final price of US$1.24 per pound and 114 million pounds of lead were settled at an average final price of US$1.56 per pound resulting in negative after-tax final pricing adjustments of C$37 million in the quarter. At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at an average of US$3.04 per pound, 296 million pounds of zinc valued at an average of US$1.05 per pound and 74 million pounds of lead provisionally valued at an average of US$1.15 per pound.


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6   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

PRODUCTION AND SALES (Note 1)
                                            PRODUCTION                         SALES
                                   -----------------------------   -----------------------------
                                   FOURTH QUARTER   YEAR-TO-DATE   FOURTH QUARTER   YEAR TO DATE
                                    2007    2006    2007    2006    2007    2006    2007    2006
TRAIL

  REFINED ZINC (thousand tonnes)      72      77     292     296      78      71     292     290

  REFINED LEAD (thousand tonnes)      16      22      76      90      16      22      76      88

  SURPLUS POWER (GW.h)                --      --      --      --     208     106   1,130     891

BASE METALS (Note 2)

  ZINC (thousand tonnes)
    Red Dog                          134     134     575     558     192     246     576     536
    Antamina                          10       9      66      35      10      11      66      36
    Pend Oreille                       9       5      29      34       9       6      29      35
    Lennard Shelf (Note 3)             6      --      21      --       7      --      18      --
    Duck Pond (Note 4)                 6      --       8      --       7      --       7      --
    --------------------------------------------------------------------------------------------
                                     165     148     699     627     225     263     696     607
  LEAD (thousand tonnes)
    Red Dog                           36      33     136     124      46      57     144     115
    Pend Oreille                       1       1       4       5       1       1       4       5
    Lennard Shelf (Note 3)             2      --       6      --       4      --       6      --
    --------------------------------------------------------------------------------------------
                                      39      34     146     129      51      58     154     120
  COPPER (thousand tonnes)
    Highland Valley Copper            34      46     136     167      32      47     137     180
    Antamina                          20      24      74      87      24      26      74      87
    Quebrada Blanca (Note 4)          21      --      30      --      22      --      32      --
    Andacollo (Note 4)                 5      --       7      --       5      --       7      --
    Duck Pond (Note 4)                 4      --       5      --       2      --       5      --
    --------------------------------------------------------------------------------------------
                                      84      70     252     254      85      73     255     267
  MOLYBDENUM (thousand pounds)
    Highland Valley Copper         1,207     847   3,968   4,023   1,174     846   3,913   3,954
    Antamina                         997   1,129   3,165   3,906     889   1,188   3,436   3,948
    --------------------------------------------------------------------------------------------
                                   2,204   1,976   7,133   7,929   2,063   2,034   7,349   7,902
GOLD
  GOLD (thousand ounces)
    Hemlo                             50      51     169     205      48      50     165     207
    Pogo (Note 3)                     32       5     104      45      30       4      93      39
    Other                              3       4      12      13       3       3      13      11
    --------------------------------------------------------------------------------------------
                                      85      60     285     263      81      57     271     257
COAL
  COAL (thousand tonnes)
    Elk Valley Coal (Note 5)       2,214   2,167   9,024   8,657   2,396   2,311   9,071   8,994

Notes:
(1)  The table presents our share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate with the exception of Quebrada Blanca and Andacollo mines, which produce copper cathode.
(3) Lennard Shelf and Pogo operations began commercial production on April 1, 2007, and results from operations are included in earnings from that date.
(4) Quebrada Blanca, Andacollo and Duck Pond results are effective from August 22, 2007.
(5) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership from April 1, 2006 and 39% from January 1, 2006 to March 31, 2006.

-------------------------------------------------------------------------------
7   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

REVENUES, DEPRECIATION AND OPERATING PROFIT

QUARTER ENDED DECEMBER 31

                                                             DEPRECIATION          OPERATING
                                          REVENUES         AND AMORTIZATION      PROFIT (LOSS)
                                    ------------------    -----------------   ------------------
($ in millions)                        2007       2006       2007      2006      2007       2006
SMELTING AND REFINING
    Trail (including power sales)   $   382    $   545    $    16   $    12   $    24    $   111

ZINC
    Red Dog                             358        850         20        25       174        623
    Pend Oreille                         13         19          6         3        (6)         7
    Lennard Shelf (Note 1)               20         --          2        --        (7)        --
    --------------------------------------------------------------------------------------------
                                        391        869         28        28       161        630
COPPER
    Highland Valley Copper              212        302         10        12       114        201
    Antamina                            155        206          7        10       105        142
    Quebrada Blanca (Note 2)            133         --         12        --        26         --
    Andacollo (Note 2)                   29         --          6        --        (4)        --
    Duck Pond (Note 2)                   15         --          7        --        (6)        --
    --------------------------------------------------------------------------------------------
                                        544        508         42        22       235        343
COAL
    Elk Valley Coal (Note 3)            218        284         11        12        30        100

GOLD
    Hemlo                                37         32          4         6         6         (3)
    Pogo (Note 1)                        23         --          6        --         2         --
    --------------------------------------------------------------------------------------------
                                         60         32         10         6         8         (3)

INTER-SEGMENT SALES AND OTHER           (57)      (150)         1         1         2        (14)
------------------------------------------------------------------------------------------------

TOTAL                               $ 1,538    $ 2,088    $   108   $    81   $   460    $ 1,167
================================================================================================

Notes:
(1) Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
(2) Results from Quebrada Blanca, Andacollo and Duck Pond are effective from August 22, 2007.
(3) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership from April 1, 2006 and 39% from January 1, 2006 to March 31, 2006.

-------------------------------------------------------------------------------
8   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

REVENUES, DEPRECIATION AND OPERATING PROFIT

YEAR ENDED DECEMBER 31

                                                            DEPRECIATION            OPERATING
                                          REVENUES        AND AMORTIZATION        PROFIT (LOSS)
                                    ------------------    -----------------    ------------------
($ in millions)                        2007       2006       2007      2006       2007       2006
SMELTING AND REFINING
    Trail (including power sales)   $ 1,839    $ 1,802    $    51   $    47    $   345    $   395

ZINC
    Red Dog                           1,434      1,539         66        59        819      1,079
    Pend Oreille                         70         88         23        14         (6)        38
    Lennard Shelf (Note 1)               47         --          7        --         (4)        --
    ---------------------------------------------------------------------------------------------
                                      1,551      1,627         96        73        809      1,117
COPPER
    Highland Valley Copper            1,115      1,413         39        46        737      1,019
    Antamina                            775        807         32        34        565        598
    Quebrada Blanca (Note 2)            215         --         16        --         55         --
    Andacollo (Note 2)                   46         --          8        --          1         --
    Duck Pond (Note 2)                   35         --         10        --         (4)        --
    ---------------------------------------------------------------------------------------------
                                      2,186      2,220        105        80      1,354      1,617
COAL
    Elk Valley Coal (Note 3)            951      1,177         40        39        209        444

GOLD
    Hemlo                               123        143         23        24         (4)         7
    Pogo (Note 1)                        59         --         17        --         (1)        --
    ---------------------------------------------------------------------------------------------
                                        182        143         40        24         (5)         7

INTER-SEGMENT SALES AND OTHER          (338)      (430)         1         1         26        (19)
-------------------------------------------------------------------------------------------------

TOTAL                               $ 6,371    $ 6,539    $   333   $   264    $ 2,738    $ 3,561
=================================================================================================

Notes:
(1) Lennard Shelf and Pogo operations began commercial production starting April 1, 2007 and results from operations are included in earnings from that date.
(2) Results from Quebrada Blanca, Andacollo and Duck Pond are effective from August 22, 2007.
(3) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership from April 1, 2006 and 39% from January 1, 2006 to March 31, 2006.


-------------------------------------------------------------------------------
9   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE


OPERATIONS

TRAIL METALLURGICAL OPERATIONS (100%)

                                           THREE MONTHS ENDED   YEAR ENDED
                                               DECEMBER 31      DECEMBER 31
                                           -----------------    -------------
100%                                          2007    2006       2007    2007

Zinc production (000's tonnes)                72.2    77.1      291.9   296.1
Lead production (000's tonnes)                16.9    22.5       76.4    90.3
Zinc sales (000's tonnes)                     78.5    70.7      292.1   290.3
Lead sales (000's tonnes)                     16.0    21.9       76.3    88.1
Surplus power sold (GW.h)                      208     106      1,130     891
Power price (US$/megawatt hr)                   64      59         51      44
Cost of sales ($ millions)
   Concentrates                                229     306      1,010     959
   Operating costs                              94      97        348     324
   Distribution costs                           19      19         85      77
Operating profit ($ millions)
   Metal operations                             15     109        297     370
   Power sales                                   9       2         48      25

Operating profit from Trail metal operations decreased to $15 million in the fourth quarter compared with $109 million in the same period last year. The decline in operating profit was primarily due to significantly lower zinc prices combined with the strengthening Canadian dollar.

Metal prices and exchange rates were the most significant reasons for the decline in Trail's operating profits. The smelter participates in zinc prices through price escalators and payable metal percentages in concentrate purchase agreements. The decline in zinc prices from a year earlier resulted in a reduction in operating profits of $60 million. Refined lead production of 16,900 tonnes was below 2006 output due to the shutdown of the lead smelter and refinery facilities in October/November to conduct planned maintenance originally scheduled for 2008 on the KIVCET furnace, boiler and related equipment. Both the lead smelter and lead refinery resumed full operation in November. The shutdown reduced the production and sale of lead and certain by-products, increased unit costs and reduced profitability.

Operating profit from surplus power sales in the fourth quarter increased to $9 million compared with $2 million a year ago. The increase in operating profit was due to lower operating costs and the doubling of sales volumes in the quarter as a result of additional generating capacity from the completion of a turbine upgrade project and lower metallurgical load requirements during the KIVCET shutdown.


-------------------------------------------------------------------------------
10   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

ZINC MINES

RED DOG (100%)

                                       THREE MONTHS ENDED        YEAR ENDED
                                           DECEMBER 31          DECEMBER 31
                                       ------------------     ---------------
100%                                      2007    2006         2007      2006

Tonnes milled (000's)                      810     808        3,381     3,238
Zinc grade (%)                            20.1    19.9         20.2      20.6
Lead grade (%)                             6.6     5.7          6.1       6.1
Zinc recovery (%)                         82.0    82.8         84.2      83.5
Lead recovery (%)                         60.9    65.6         65.9      62.8
Zinc production (000's tonnes)           134.3   133.6        575.4     557.5
Zinc sales (000's tonnes)                191.9   245.6        575.7     536.0
Lead production (000's tonnes)            36.1    33.0        136.2     123.5
Lead sales (000's tonnes)                 46.3    57.3        144.3     114.8
Cost of sales (US$ millions)
   Operating costs                          57      75          193       155
   Distribution costs                       37      43          104        90
   Royalties (NANA and state)               75      62          230       112
Operating profit ($ millions)              174     623          819     1,079

Red Dog's operating profit in the fourth quarter decreased to $174 million from $623 million in the same period last year. This was the result of lower sales volumes due to the timing of shipments in 2006, lower zinc prices and negative pricing adjustments. During the quarter negative settlements totalled $49 million, of which $10 million were price adjustments relating to sales from the prior quarter and $39 million related to revaluation of current quarter sales that had not been final priced at the end of the period. This compares with $18 million of positive settlements in the fourth quarter of 2006. Sales volumes in the fourth quarter of 2006 were unusually high due to the delay in the start of the 2006 shipping season, which shifted some sales from the third quarter into the fourth quarter.

Zinc sales volumes were 191,900 tonnes in the fourth quarter, or 33% of total annual sales volumes, which represents typical sales volumes for the quarter. This compares with sales volumes of 245,600 tonnes in the fourth quarter of 2006, or 46% of total annual sales volumes, when sales volumes had been deferred from the third quarter due to a delay in the start of the 2006 shipping season. On a year-to-date basis, zinc sales volumes were 575,700 tonnes in 2007, or 7% higher than 2006 due to higher production and the timing of shipments. Lead sales were 46,300 tonnes in the fourth quarter compared with 57,300 tonnes in the same period last year. On a year-to-date basis, lead sales volumes were 144,300 tonnes in 2007 compared with 114,800 tonnes in 2006 due to higher production and strong smelter demand.

Zinc production in the fourth quarter was similar to a year ago at 134,300 tonnes, while lead production increased by 9% to 36,100 tonnes compared with last year due mainly to higher grades.

In the third quarter of 2006, in accordance with the operating agreement governing the Red Dog mine, the royalty to NANA increased to 25% of net proceeds of production. Previously, we paid an advance royalty of 4.5% of net smelter returns. The increase in royalty rate is partially offset by a decline in the base on which royalties are calculated as operating, distribution, selling and management fees, an allowance for future reclamation and closure costs, capital costs and deemed interest are deductible in the calculation of the royalty. The new 25% royalty became payable in the third quarter of 2007 after we had recovered the cumulative advance royalties previously paid to NANA. The NANA royalty charge in the fourth quarter of 2007 was US$68 million, compared with US$32 million expensed under the previous advance royalty regime in 2006. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase in to 30% of net proceeds of production will occur in 2012. NANA ultimately shares approximately 62% of the royalty with other Alaskan native corporations.


-------------------------------------------------------------------------------
11   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

At December 31, 2007, we had 240,000 tonnes of zinc in concentrate and 3,000 tonnes of lead in concentrate available for sale, excluding production inventory at the site.

In the fourth quarter, the US Environmental Protection Agency (EPA) withdrew, for procedural reasons, a recently issued renewal of the Red Dog mine's water discharge permit, in the face of an appeal of the permit by a local community group and several environmental organizations. As a result, the permit renewal is expected to form part of the review and approval of a Supplemental Environmental Impact Statement (SEIS) of the Aqqaluk deposit. The Aqqaluk deposit is the next ore body scheduled to be developed by Red Dog and permitting must be in place prior to 2010 to ensure continuous operation of the mine at current production levels.

Pending approval of the Aqqaluk SEIS and the issuance of the renewal permit, Red Dog will continue to operate under its existing water discharge permit. The mine's discharges are in compliance with the criteria established under the withdrawn water discharge permit, which the EPA determined to be fully protective of the environment. However, the previous permit which was issued in 1998 and is now back in effect, contains limitations on total dissolved solids ("TDS") that the mine cannot meet on a sustained basis. TDS are non-toxic salts created as a result of the water treatment process to eliminate metals from the mine's discharge water. The largest constituent of this TDS is gypsum.

In addition to treating mill effluent and run-off from areas disturbed by mining, Red Dog collects and treats all areas where naturally occurring acidic drainage has traditionally impacted water quality. As a result, water quality has improved and fish now spawn in areas where pre-mining conditions caused fish mortality.

We are working with NANA and the EPA to ensure that the mine can discharge sufficient water to maintain a reasonable water balance in the tailings impoundment and that the permitting of Aqqaluk is not delayed. A group of technical experts are reviewing the entire water treatment and discharge system with the objective of addressing the TDS issue and the concerns of the appellants. However, there can be no assurance that past and ongoing violations of the existing permit will not result in other civil claims or appeals that could delay the permitting of Aqqaluk beyond 2010.

OTHER ZINC MINES

Our PEND OREILLE mine recorded a $6 million operating loss in the fourth quarter compared with an operating profit of $7 million last year due mainly to higher operating costs, a lower zinc price and $2 million of negative price adjustments. Zinc production in the quarter increased to 8,400 tonnes compared with 5,500 tonnes last year. Ore grades improved in the fourth quarter and are forecast to improve further in 2008. Although the mine continues to contribute positive cash flow and is an important supplier of concentrate to our Trail operations, it is not expected to generate profits after depreciation and amortization charges during the remainder of its life at current zinc prices. Accordingly, we wrote down the mine's assets by $31 million in the fourth quarter to $41 million.

The LENNARD SHELF mine, in which we hold a 50% joint venture interest, produced 11,800 tonnes of zinc and 3,600 tonnes of lead concentrate during the fourth quarter. The mine recorded an operating loss of $7 million in the fourth quarter as a result of lower than expected production levels and higher unit operating costs. Mill throughput and recoveries were very close to plan in 2007, but zinc production was well below plan due to lower ore grades. Access to the main mining area in Pillara South was delayed due to a water bearing structure that was encountered during development. As a result, underground production was supplemented with lower grade material in the remnant areas. The lower zinc price and negative settlement adjustments of $4 million in the quarter also negatively impacted operating results.

-------------------------------------------------------------------------------
12   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

As a result of lower production levels and higher than expected unit operating costs, we are reviewing alternatives for the mine, including various cost reduction initiatives and a shortening of its life. This review is expected to be complete in the first quarter. However, we do not expect to recover the carrying values of the mine assets and as a result, we wrote down the mine's assets by $12 million in the quarter.


COPPER MINES

HIGHLAND VALLEY COPPER (97%)

                                        THREE MONTHS ENDED        YEAR ENDED
                                            DECEMBER 31          DECEMBER 31
                                        ------------------     ---------------
100%                                       2007     2006         2007     2006

Tonnes milled (000's)                    11,798   11,395       42,593   45,356
Copper grade (%)                           0.36     0.45         0.37     0.41
Copper recovery (%)                        82.0     92.3         87.9     91.5
Copper production (000's tonnes)           34.6     46.8        139.5    171.3
Copper sales (000's tonnes)                32.9     48.4        140.2    186.0
Molybdenum production (000's pounds)      1,237      868        4,069    4,126
Molybdenum sales (000's pounds)           1,203      896        4,013    4,056
Cost of sales ($ millions)
   Operating costs                           81       78          308      307
   Distribution costs                         7       11           31       41
Operating profit ($ millions)               114      201          737    1,019

Highland Valley's operating profit in the fourth quarter declined to $114 million compared with $201 million in the fourth quarter of 2006 due to lower copper production during the current push-back phase in the Valley pit.

During the quarter, negative settlements totalled $26 million of which $25 million were price adjustments relating to sales from the prior quarter and $1 million related to the revaluation of current quarter sales. This compares with total negative settlement adjustments of $51 million in the fourth quarter of 2006.

Although mill throughput in the fourth quarter increased 4% from the same period a year ago, a greater proportion of ore was mined from the lower grade Lornex and Highmont pits compared with 2006 resulting in a reduction of overall average ore grades to 0.36% compared with 0.45% last year. The proportions of these various ores also negatively impacted mill recoveries in the quarter compared with the same period last year.

Copper sales volumes were 32% lower than last year as a result of the reduced production levels. Molybdenum sales volumes were 34% higher than last year due to higher production levels in the quarter as a result of higher molybdenum content in the ore processed. After refining charges and settlement adjustments, the mine realized a molybdenum price of US$30 per pound compared with US$24 per pound a year ago.

As part of its mine life extension project, Highland Valley will continue to draw a large proportion of ore from the Lornex pit, which will adversely affect both grades and recoveries. A higher proportion of Lornex ore in mill feed, approximately 50% in 2008 and 30% in 2009, will decrease copper recovery. In general, the softer Lornex ore produces a coarser grind and lower liberation of copper minerals and in turn lower recovery of the coarser fraction. In addition, ore from near the Lornex fault has a high clay content, which can significantly lower copper recovery. Over the previous 5 to 7 years, mill feed averaged 23% Lornex ore (ranging from 10% to 35%) and copper recovery averaged about 89%.


-------------------------------------------------------------------------------
13   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

Under the current mine plan, grades and recoveries are expected to increase in 2010 and stripping ratios are expected to significantly decline beginning in 2011. Highland Valley copper production in 2008 is now estimated at 113,000 tonnes, down from our prior production guidance of 122,000 tonnes, with most of the reduction expected in the first half of the year.

ANTAMINA (22.5%)

                                                  THREE MONTHS ENDED        YEAR ENDED
                                                      DECEMBER 31           DECEMBER 31
                                                  ------------------    ----------------
100%                                                 2007     2006        2007      2006
Tonnes milled (000's)
    Copper-only ore                                 5,757    6,209      20,326    22,875
    Copper-zinc ore                                 1,199    1,721      10,848     7,381
    ------------------------------------------------------------------------------------
                                                    6,956    7,930      31,174    30,256

Copper grade (1)(%)                                  1.47     1.41        1.21      1.38
Zinc grade(1) (%)                                    3.52     2.45        3.03      2.53
Copper recovery(1) (%)                               94.1     92.9        89.1      91.0
Zinc recovery (1)(%)                                 88.4     88.0        87.3      86.5
Copper production (000's tonnes)                     90.0    104.7       329.9     384.2
Copper sales (000's tonnes)                         100.1    108.7       326.9     385.5
Zinc production (000's tonnes)                       43.0     38.3       291.7     156.1
Zinc sales (000's tonnes)                            43.4     48.4       292.5     158.3
Molybdenum production (000's pounds)                4,435    5,019      14,069    17,360
Molybdenum sales (000's pounds)                     3,951    5,278      15,270    17,545
Cost of sales (US$ millions - 22.5%)
    Operating costs                                    25       26          90        80
    Distribution cost                                   5        4          22        15
    Royalties and other(2)                             12       18          53        59
Company's share of operating profit ($ millions)      105      142         565       598

Note:
(1) Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)  Includes   royalties,    worker   participation   and   voluntary   social
     contribution.

Due to the relative strength of copper and molybdenum prices compared to zinc prices towards the end of 2007, the mine focused on copper-only ores during the fourth quarter to maximize revenue. Copper only ores are softer and have higher throughput rates through the mill. During the quarter, copper-only ores accounted for 83% of the mill throughput compared with 78% in the same period last year. Antamina's mill throughput in the fourth quarter was 12% lower than the same period last year due to electrical motor problems in the main grinding mill during November and December. As a result, copper production declined by 14% to 90,000 tonnes compared with 104,700 tonnes during the same period in 2006. Zinc production was 12% higher than the same period last year due mainly to higher zinc ore grades. Molybdenum production was 12% lower at 4.4 million pounds due to lower molybdenum grade ore processed in the quarter.

The main grinding mill ("SAG mill") failed on two separate occasions in the fourth quarter causing 14 days of lost production. Problems with the SAG mill motor have continued into 2008 with 11 days of downtime in January. Investigation of these failures is ongoing, but the root cause involves general deterioration of the insulation material on the windings and movement of the core laminations in the stator, which is the stationary part of the drive system. Various alternatives to permanently fix the problem are being evaluated, including a refurbishment program and/or the possibility of replacing the stator in early 2009. The SAG mill is currently operating at reduced speed and voltage to lessen the potential for further failures. Production of both copper-only and copper-zinc ores is currently very close to normal operating conditions despite the slower speed, however, there exists a
significant   potential  for  similar


-------------------------------------------------------------------------------
14   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
stoppages during the year. Various alternatives to bypass the SAG mill and still produce at lower throughput rates during SAG mill failures or planned repairs are also being evaluated.

Despite the SAG mill failures, mill throughput in 2007 was 3% higher than in 2006 due to various process improvement projects completed during the year. The new pebble crushing circuit, which will further improve throughput and recovery, in on track for completion in the first quarter of 2008.

Our share of operating profit in the fourth quarter declined to $105 million from $142 million in the same period last year due mainly to lower sales volumes and the effect of the strengthening Canadian dollar. During the quarter negative settlements totalled $37 million of which $15 million were price adjustments relating to sales from the prior quarter and $22 million related to revaluation of current quarter sales, which are recorded at the average price for the month of sale and subsequently revalued to quarter end prices. Negative price adjustments of $34 million were recorded in the fourth quarter of 2006.

AUR RESOURCES INC.

On August 22, 2007, as part of the purchase of Aur, we acquired interests in the Quebrada Blanca (76.5%) and Carmen de Andacollo (90%) ("Andacollo") copper mines in Chile and the Duck Pond (100%) copper-zinc mine. These mines add 115,000 tonnes of annual copper production and 30,000 tonnes of annual zinc production of to our production profile.

The Quebrada Blanca and Andacollo mines are open pit mining operations that produce cathode copper using heap and dump leaching together with solvent-extraction electro-winning ("SX-EW") refining. The Quebrada Blanca mine is located 117 kilometres southeast of the port city of Iquique in northern Chile. The Andacollo mine is located near the town of Andacollo in central Chile, approximately 55 kilometres southeast of the city of La Serena.

The Andacollo mine has a hypogene deposit underneath the supergene deposit that is currently being mined. The hypogene deposit is being developed with production start-up scheduled for late 2009, allowing for an expected additional 21 year mine life. The current capital cost estimate for the project is approximately US$380 million using an exchange rate of US$1 = 535 Chilean pesos. The development is expected to produce 81,000 tonnes (178 million pounds) of copper and 66,000 ounces of gold in copper concentrates annually over the first 10 years of production. Production from the Andacollo supergene deposit is scheduled to cease in 2010, but studies are underway to extend heap and dump leach production for a further two years to 2012.

A definition drill program is currently underway at Quebrada Blanca to improve geological interpretation and to further assess the potential for a large hypogene resource underlying the existing supergene reserve at the mine, which is expected to support continued production until at least 2016.

The Duck Pond copper-zinc mine is located in central Newfoundland. Duck Pond achieved commercial production in April, 2007. The mine is an underground operation with the ore being processed using conventional flotation processes to produce copper and zinc concentrates. The mine has an expected remaining life of about six years, which may be extended a further two years if 1.1 million tonnes of inferred resources can be upgraded to reserves.

We have allocated the acquisition cost of Aur to the net assets acquired based on preliminary fair value estimates only. This is a complex accounting exercise that requires a detailed analysis and valuation of all of the assets acquired and liabilities assumed that is not expected to be completed until later in 2008. Accordingly, values allocated to net assets at December 31, 2007 may be revised and the revisions could be material. The results of the final allocation, when complete, may significantly affect depreciation and amortization charges in future periods.

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15   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

On a preliminary basis, we revalued the finished goods and work in process inventories on hand at August 22, 2007 at these operations to estimated fair values based on their copper and zinc content less costs to complete and a small margin. This adjustment totalled $162 million. As these operations complete the processing and sale of these inventories, the cost of goods sold will reflect the higher assigned inventory values resulting in reduced profits. In the period from the date of acquisition to the end of the fourth quarter, profits were reduced in this manner by $104 million. The balance will reduce future profits as the inventories that existed on the acquisition date are processed and sold. It does not impact cash flows derived from these operations.

Based on the normal flow of production through the mining and processing operations, we expect that approximately $30 million of the remaining inventory adjustments will be charged to earnings in the first quarter of 2008, $15 million in the second quarter of 2008 with decreasing charges continuing until December 2008. These preliminary estimates are subject to revision as we complete our detailed allocation of the purchase price. As new ore is mined and processed, the cost of goods sold in future periods will also be affected by increased depreciation and amortization charges arising out of the final allocation of the acquisition price of Aur to the operating assets.

The three mines acquired all performed well in the quarter. Their contribution to our quarterly operating profit before pricing adjustments and the effects of one time fair value adjustments made to inventories at the time of our acquisition of Aur is summarized in the following table.

                                                     QUEBRADA
                                                      BLANCA     ANDACOLLO   DUCK POND     TOTAL
Operating profit before the undernoted items            $89         $15            $1       $105
Effect of inventory adjustment on acquisition           (43)        (17)           (2)       (62)
Negative pricing adjustments                            (20)         (2)           (5)       (27)
                                                     -------------------------------------------
Operating profit (loss) as reported                     $26         $(4)          $(6)       $16
                                                     ===========================================

The results of operations acquired as part of the acquisition of Aur are as follows for the period from August 22, 2007, the date of acquisition, to December 31, 2007 follow.

QUEBRADA BLANCA (76.5%)

100%                                  THREE MONTHS ENDED   PERIOD FROM AUGUST 22
                                          DECEMBER 31          TO DECEMBER 31
                                      ------------------   ---------------------
                                                 2007                   2007
Tonnes Placed (000's)
   Heap leach ore                               1,778                  2,608
   Dump leach ore                               3,138                  3,769
                                                -----                  -----
                                                4,916                  6,377

Heap leach grade (TCu%)(2)                       1.14                   1.23
Dump leach grade (TCu%)(2)                       0.52                   0.53

Copper production (000's tonnes)
   Heap leach                                    15.9                   22.9
   Dump leach                                     5.4                    7.5
                                                -----                  -----
                                                 21.3                   30.4

Copper sales (000's tonnes)                      22.4                   32.1
Operating profit ($ millions) (1)                  26                     55

Note
(1) Results do not include a provision for the minority interests' 23.5% share of Quebrada Blanca.
(2)  TCu% is the percent assayed total copper grade.

Quebrada Blanca's operating profit was $26 million in the fourth quarter after deducting $43 million in respect of inventory revaluations to fair value on acquisition. This revaluation established a higher value


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16   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
for copper inventories based on market prices at the date of acquisition. During the quarter negative settlements totalled $20 million, of which $6 million were price adjustments relating to sales from the prior quarter and $14 million on sales that were originally recorded at the average price for the quarter and subsequently revalued to quarter end prices.

Copper cathode production was 21,300 tonnes while sales volumes were 22,400 tonnes in the fourth quarter and were similar to plan levels. Cathode production in 2007 totalled 83,000 tonnes, a new record for the mine. Early negotiations with the staff union resulted in a new four-year collective agreement that was ratified in the fourth quarter. The agreement with the worker's union expires in June 2008.

The diamond drilling program on Quebrada Blanca's hypogene deposit progressed well during the quarter, with approximately 4,700 metres drilled, bringing the total to 9,700 metres for the year.

CARMEN DE ANDACOLLO (90%)

                                       THREE MONTHS ENDED  PERIOD FROM AUGUST 22
100%                                       DECEMBER 31         TO DECEMBER 31
                                       ------------------  ---------------------
                                               2007                 2007
Tonnes Placed (000's)
   Heap leach ore                               869                1,289
   Dump leach ore                               173                  344
                                              -----                -----
                                              1,042                1,633

Heap leach grade (TCu%)(2)                     0.55                 0.54
Dump leach grade (TCu%)(2)                     0.23                 0.23

Copper production (000's tonnes)
   Heap leach                                   4.0                  5.5
   Dump leach                                   0.6                  0.9
                                              -----                -----
                                                4.6                  6.4

Copper sales (000's tonnes)                     4.6                  6.6
Operating profit (loss) ($ millions) (1)         (4)                   1

Note
(1) Results do not include a provision for the minority interests' 10% share of Andacollo.
(2)  TCu% is the percent assayed total copper grade.

The Andacollo mine incurred an operating loss of $4 million in the fourth quarter due to the revaluation of copper inventory to fair value on acquisition and the negative pricing adjustments. This revaluation established a higher value for copper inventories, based on market prices at the date of acquisition. This increased our cost of sales by $17 million in the quarter and the subsequent decline in metal prices resulted in a loss on the sale of these inventories. In addition, the mine recorded negative pricing adjustments of $2 million in the quarter.

Copper cathode production and sales volumes were 4,600 tonnes in the fourth quarter and were similar to plan levels. Cathode production for all of 2007 totalled 18,600 tonnes. Early negotiations with both the staff and worker unions were successful with both agreements being ratified in the fourth quarter. Both agreements are for a four-year term starting in January 2008.

Work to develop Andacollo's hypogene deposit is progressing with detailed engineering approximately 90% complete.


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17   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

DUCK POND (100%)

                                       THREE MONTHS ENDED  PERIOD FROM AUGUST 22
                                          DECEMBER 31          TO DECEMBER 31
                                       ------------------  ---------------------
100%                                          2007                  2007

Tonnes milled (000's)                          148                   205
Copper grade (%)                               2.7                   2.6
Copper recovery (%)                           86.2                  86.0
Copper production (000's tonnes)               3.5                   4.5
Copper sales (000's tonnes)                    2.6                   5.3
Zinc production (000's tonnes)                 6.9                   8.4
Zinc sales (000's tonnes)                      6.8                   6.8
Operating loss ($ millions)                     (6)                   (4)

The Duck Pond copper-zinc mine incurred an operating loss of $6 million in the fourth quarter due mainly to low sales volumes in the quarter due to timing, negative price adjustments of $5 million and the revaluation of concentrate inventory to fair value at the time of acquisition, which results in lower margins when sold.

Copper production was 3,500 tonnes and zinc production was 6,900 tonnes. Copper sales were 2,600 tonnes and zinc sales were 6,800 tonnes.

METALLURGICAL COAL

ELK VALLEY COAL PARTNERSHIP (40% DIRECT; 52% DIRECT AND INDIRECT)

                                                   THREE MONTHS ENDED    YEAR ENDED
                                                       DECEMBER 31       DECEMBER 31
                                                   ------------------ ---------------
100%                                                  2007     2006     2007     2006
Coal production (000's tonnes)                       5,535    5,418   22,561   21,790
Coal sales (000's tonnes)                            5,990    5,776   22,677   22,614
Average sale price (US$/tonne)                          93      106       98      113
Average sale price (Cdn$/tonne)                         91      123      105      131
Cost of product sold (Cdn$/tonne)                       41       38       42       40
Transportation (Cdn$/tonne)                             33       37       35       37
Company's share of operating profit ($ millions)*       30      100      209      444

Note
(1) Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006 and 39% from April 1, 2005 to March 31, 2006.

Our 40% share of Elk Valley's Coal operating profit in the fourth quarter declined significantly to $30 million compared with $100 million in 2006 due mainly to a lower realized US dollar coal price combined with the effect of the strengthening Canadian dollar.

Coal sales volumes in the fourth quarter were slightly higher than a year ago at 6.0 million tonnes. The average US dollar coal prices in the quarter decreased 12% to US$93 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007. With the stronger Canadian dollar, our average realized Canadian dollar coal prices decreased 26% to $91 per tonne.

Unit cost of product sold increased by 8% to $41 per tonne in the fourth quarter compared with the same period last year, primarily due to significantly higher fuel costs and higher costs for tires and other consumables. By the end of 2007, Elk Valley Coal had generally recovered from the unusually high unit costs experienced in the first quarter of 2007 as a result of rail transportation problems, which caused unplanned shutdowns and production interruptions in the first quarter.


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18   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

Combined rail and port transportation costs in the fourth quarter were $33 per tonne compared with $37 per tonne in the same period in 2006. Lower rail and port costs, which are variable in part with lower average selling prices, contributed to lower unit transportation costs for the quarter and the year.

The significant strengthening of the Canadian dollar that occurred in the third and fourth quarters of 2007 highlights the sensitivity of Elk Valley's results to fluctuations in the US/Canadian dollar exchange rate. If the Canadian dollar remains at current levels, a substantial increase in the 2008 US dollar coal price or a decrease in our operating costs will be required to avoid significant reductions in our margins.

Contract negotiations for the 2008 coal year are currently taking place. Current market sentiment indicates that US dollar coal prices may increase from 2007 coal year prices. While early indications regarding the US dollar prices for the 2008 coal year are strong, the effect of the stronger Canadian dollar may eliminate some or all of the benefit of higher US dollar based coal prices.

GOLD MINES

HEMLO MINES (50%)

                                                          THREE MONTHS ENDED      YEAR ENDED
                                                              DECEMBER 31         DECEMBER 31
                                                          ------------------   ----------------
100%                                                         2007    2006       2007       2006
Tonnes milled (000's)                                         812     882      3,036      3,355
Grade (g/tonne)                                               4.0     3.8        3.7        4.0
Mill recovery (%)                                            94.5    94.0       94.1       94.2
Production (000's ounces)                                    99.8   101.3      337.3      409.7
Sales (000's ounces)                                         96.5   100.0      330.1      413.0
Cash operating cost per ounce (US$)                           541     495        568        465
Company's share of operating profit (loss) ($ millions)         6      (3)        (4)         7

Our share of Hemlo's operating profit was $6 million in the fourth quarter compared with an operating loss of $3 million in 2006, due mainly to higher gold prices and cost reductions implemented in the third quarter of this year.

During the fourth quarter the mine implemented cost cutting measures that included a work force reduction of 150 positions, including contractors. An expected reduction in operating costs of $60 - $70 million per annum starting in early 2008 will help to prevent cash costs from rising as the gold production profile drops going forward.

Gold production of 99,800 ounces was similar to last year, while cash operating costs decreased to C$531 (US$541) per ounce compared with C$564 (US$495) per ounce in the fourth quarter of 2006, mainly due to the effect of the cost reduction program that was implemented. The increase in the US dollar unit operating costs was due to the effect of a weaker US dollar. The average realized gold price in the fourth quarter was US$789 per ounce compared with US$614 per ounce in 2006, although the effect of the stronger Canadian dollar partly offset the higher US dollar gold price.

The labour agreement at Hemlo's David Bell mine, which expired at the end of October, was ratified in early December. The new agreement has a three-year term.


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19   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

POGO (40%)

                                                         THREE MONTHS ENDED   YEAR ENDED
                                                            DECEMBER 31      DECEMBER 31
                                                         ------------------  -----------
100%                                                            2007             2007
Tonnes milled (000's)                                            182              649
Grade (g/tonne)                                                 15.7             14.7
Mill recovery (%)                                               87.6             84.4
Production (000's ounces)                                       80.9            259.8
Sales (000's ounces)                                            74.4            232.8
Cash operating cost per ounce (US$)                              514              N/A (1)
Company's share of operating profit (loss) ($ millions)            2              (1)

(1) Operating results prior to April 1st, the date the operation achieved commercial production were capitalized as start-up costs.

Pogo's gold production of 80,900 ounces represented a 40% improvement over the third quarter, but remains below full capacity due to poor equipment availability which impacted online time and throughput rate. The ore at Pogo is extremely abrasive and continuous improvement projects are improving equipment reliability. Mill recoveries are improving and we are working on various improvement projects, including automation of the flotation circuit that are expected to be completed in the first half of 2008. The mine made good progress on reducing dilution by using smaller equipment in the narrow ore headings during the second half of the year. Operating costs are expected to improve slightly in 2008, but will remain high over the next two years due to the large number of optimization projects and the need to develop additional areas underground to sustain planned production levels.

Gold sales in the fourth quarter of 74,400 ounces were lower than production due to the timing of shipments, and the average realized gold price was US$796 per ounce in the quarter. Efforts to reduce in-process gold inventory are ongoing with gold sales expected to exceed production in the first quarter. Gold production is expected to be between 340,000 and 360,000 ounces in 2008. Our share of Pogo's operating profit was $2 million in the quarter.


COSTS AND EXPENSES

Administration expense was $20 million in the fourth quarter compared with $33 million in 2006. The decline was primarily due to a recovery of stock based compensation expense as our share price, to which the compensation is linked, declined in the fourth quarter of 2007. The prior year had seen a significant increase in our share price and the related compensation expense.

Interest expense of $21 million in the quarter was down slightly from $22 million a year earlier. The effects of a weaker US dollar were offset by additional debt assumed in the acquisition of Aur Resources as our Canadian dollar debt levels remained relatively constant.

Other income and expense was $82 million in the quarter compared with $142 million last year. Interest income declined from $65 million to $19 million as a result of the deployment of our cash balances in the acquisition of Aur Resources and our increased investment in Fording. A gain was recorded as the decline in zinc prices in the quarter reduced our derivative liability on the Duck Pond zinc hedges by $46 million and we had gains of $42 million on the sale of investments. Offsetting these gains were additional charges of $16 million for reclamation and remediation work at our closed operations. In the fourth quarter of 2006, other income included a $138 million gain on the sale of our position in Inco and $65 million in interest income.

Asset impairment charges totalling $69 million were taken against (i) our investment in Tahera Diamond Corporation, which sought protection from their creditors in January 2008 due to operating and financial


-------------------------------------------------------------------------------
20   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
difficulties, (ii) our Lennard Shelf zinc mine and (iii) our Pend Oreille zinc mine. Both zinc mines are operating with lower than expected ore grades and higher unit operating costs. Operating cost increases and potentially shortened mine lives underlay the write-downs.

Income and resource taxes for the quarter were $61 million, or 15% of pre-tax earnings, which is substantially lower than the Canadian statutory tax rate of 34%. The primary reason for the difference was the enactment of reductions in Canadian statutory rates for future years that resulted in a $69 million decrease in our future tax liability. Before the effect of these reductions, our tax expense was $130 million, or 33% of pre-tax earnings. The lower rate was due to lower effective tax rates in foreign jurisdictions where a substantial portion of our income is earned, partially offset by the effect of mining taxes in Canada.

Minority Interest expense was $19 million in the fourth quarter compared with $5 million last year. The increase was the result of the minority interests at two of the mines acquired in the Aur transaction.

EQUITY EARNINGS

We recorded equity earnings on our investment in the Fording Canadian Coal Trust of $14 million, up from the $7 million recorded last year. We increased our investment in the Trust from 8.75% to 19.95% at the end of the third quarter and the higher earnings are reflective of our increased interest. However, more than offsetting the higher earnings from Fording was our share of losses from the Galore Creek Partnership.

Mine construction was suspended at our Galore Creek project in the fourth quarter due to escalating cost estimates. An agreement was reached between the partners as to financial responsibilities and commitments while the project is under review. The partners have estimated demobilization costs to be $100 million and we have accrued our commitment and recorded an equity loss of $33 million ($50 million pre-tax) in respect of our share of these costs on an after-tax basis.

DISCONTINUED OPERATIONS

Our earnings from discontinued operations relate to a price participation provision in the agreement to sell the Cajamarquilla zinc refinery in 2004. We are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires at the end of 2009. In 2005 and 2006, we accrued the additional consideration based on the average annual zinc price for the year. Effective January 1, 2007, upon adoption of a new accounting standard for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the contingent receivable, which was valued based on the zinc forward curve at December 31, 2006. The new standard for financial instruments requires us to mark this receivable to market at the end of each quarter. With the decline in the zinc price that occurred during the fourth quarter, the mark-to-market adjustment resulted in a $19 million ($16 million after-tax) reduction in the receivable. In January 2008, we received approximately US$38 million for the 2007 price participation payment.


FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations was $560 million in the fourth quarter, down substantially from the previous year, primarily as a result of lower earnings. In addition, higher sales volumes from Red Dog in the fourth quarter of 2006 resulted in a larger inventory drawdown in that period. Income items not affecting cash flow in 2007 included demobilization costs related to Galore Creek, the write-down of our investment in Tahera Diamond Corporation and the impairment charges at Pend Oreille and Lennard Shelf. In 2006,


-------------------------------------------------------------------------------
21   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
pre-tax gains on the sale of our investment in Inco totalled $138 million and are not included in cash flow from operations.

In early October we paid $599 million for the previously announced acquisition of an additional 11.25% interest in the Fording Canadian Coal Trust. We now own 19.95% of Fording's outstanding units.

Expenditures on property, plant and equipment were $163 million in the fourth quarter and include $112 million on sustaining capital and $51 million on development projects. Major components of these expenditures included upgrading equipment at our newly acquired Chilean copper mines and expansion capital, including preparatory stripping at Highland Valley Copper.

Investments in the fourth quarter totalled $355 million and included $153 million of funding to the Galore Creek Partnership and $36 million to the Fort Hills Energy Limited Partnership. We also realized $168 million on the sale of certain mineral properties and investments in marketable securities.

In October, we filed a shelf prospectus to enable us to issue debt securities of up to US$2.5 billion in the United States.

A dividend of $0.50 per share was declared with a record date of December 19, 2007. The dividend payment was made in January 2008 and totalled $221 million.

Our cash position declined in the quarter from $1.8 billion to $1.4 billion. Long term debt remained at approximately $1.5 billion in the quarter as there were no significant financings or repayments in the period and US dollar exchange rates at December 31, 2007 were similar to September 30, 2007 rates, despite significant intra-period fluctuations. At the end of the year, we had bank credit facilities aggregating $1.1 billion, 82% of which matures in 2012 and beyond. Our unused credit lines under these facilities after draw downs and letters of credit amounted to $809 million. Our senior unsecured debt is rated Baa1 by Moody's Investor Services, BBB by Standard and Poor's and BBB (high) by Dominion Bond Rating Service.


COMPREHENSIVE INCOME
We now report comprehensive income having adopted the new accounting standards for financial instruments which became effective on January 1, 2007. The most significant components of other comprehensive income are the unrealized mark-to-market gains on our portfolio of marketable securities and currency translation adjustments on self-sustaining foreign subsidiaries. Our marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. These gains are held in Accumulated Other Comprehensive Income, net of taxes until they are realized, at which time they are included in regular earnings.


CORPORATE DEVELOPMENT

GALORE CREEK

In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. to develop the Galore Creek copper-gold deposit in northwest British Columbia. Pursuant to the terms of the partnership agreement, we were required to fund the next C$528 million in development costs. Thereafter, each partner was responsible for funding its pro rata share of development costs. Under the original agreement, NovaGold was entitled to receive up to US$50 million of preferential distributions if revenues in the first year of commercial production exceed specific established targets.


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22   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

Construction activities at the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more extensive detailed engineering study that anticipated substantially higher capital costs and a longer construction schedule for the project. Based on a higher capital cost estimate and reduced expected operating margins as a result of the stronger Canadian dollar, the project as originally conceived and permitted would be uneconomic at the then consensus long-term metal prices.

Although there were changes in scope from the original feasibility study, the largest portion of the capital cost increase is related to the complex sequencing of activities necessary to build the tailings dam and water management structures and the resulting extension of the construction schedule by 18 to 24 months.

Due to its remote location, there is considerably more civil work required for Galore Creek than most other mining projects. Estimating the civil work is a particularly difficult aspect of project design and engineering. We now believe that the construction of the 130 kilometre access road and tunnel into the Galore Creek valley and the large water diversion structures and the tailings dam require much more labour to complete than either the feasibility study or our due diligence, including a third party review, anticipated. As a result, we decided to halt development work until all aspects of project design and engineering can be thoroughly reviewed and we are more confident of the overall project cost estimates.

By agreement with NovaGold at the time of the suspension, our funding obligations in connection with the project were amended. Our obligation to fund project costs incurred after August 1, 2007 was reduced from the original $528 million to $403 million. Of this total, $264 million was spent by us as of the suspension date. Of the next $100 million of project costs (other than project study costs described below), we will fund two-thirds and NovaGold will fund one-third. Thereafter, each partner will fund its pro rata share of partnership costs. In addition, we agreed to invest an additional $72 million in the partnership over the next five years to be used principally to reassess the project and evaluate alternative development strategies. Under the terms of the revised agreement, NovaGold is entitled to receive up to US$25 million of preferential distributions if revenues in the first year of commercial production exceed specific established targets.

Our future obligations with respect to the project are to fund studies to review and optimize the project with the objective of identifying an alternative development strategy, and to complete construction demobilization and put the site on care and maintenance in the interim. The estimated demobilization costs, which are intended to put the site in a condition that will enable us to restart the project at a later date, are estimated to be approximately $100 million and have been accrued and expensed in the period. We have recorded our after-tax share of these expenses as an equity loss of $33 million ($50 million pre-tax) in the period. These cost estimates are based on preliminary plans that could change as more information becomes available. In addition, the project is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, our actual demobilization costs could vary by a material amount from our estimates. On-going care and maintenance costs estimated at between $10 to $20 million annually, which will be expensed as incurred, will be required to monitor the site and infrastructure until a decision is made whether or not to proceed with the project. If the project does not proceed, the Galore Creek partnership may have to reclaim and restore any disturbed land and these costs could be material.

We continue to view the property as a substantial resource. This view is reflected in our commitment to undertake a comprehensive review to evaluate alternative development strategies. Accordingly, no provision has been made against the carrying value of our investment in Galore. In 2008 we will redeploy the efforts of the construction team to demobilizing the project and preparing it for care and maintenance, and will initiate studies aimed at re-evaluating and optimizing the project to determine whether Galore Creek, which has measured and indicated resources containing approximately 8.9 billion pounds of


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23   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
copper and 7 million ounces of gold and an inferred resource containing approximately 2.9 billion pounds of copper and 2 million ounces of gold, can become a viable, operating mine with a long, profitable life. Possible alternative design concepts include:

o reducing in-valley activities by minimizing the amount of waste rock and potential acid generating rock by conducting more drilling to better categorize the material or increase the proportion of economic ore in the original design; alternative mining and ore hauling methods to reduce waste generated, including steeper mine slopes, conveyer haulage, and glory hole systems for lower extremities of the ore zones and reviewing alternative ways to store tailings by lowering their water content,

o mining and grinding ore in the valley and piping the ground ore to a more optimum location, and

o considering alternative tailings storage locations that may allow for a significant reduction in the size and cost of water diversion and dam facilities.

We expect that this work could take several years to complete and may result in the project having to be re-permitted. However, there can be no assurances that this work will result in a commercially viable project, or a future write-down will not be required.

PETAQUILLA

Along with our partners, Inmet and Petaquilla Copper, we previously announced the results of an interim report on the FEED Study being conducted by AMEC Americas Limited on the Petaquilla copper project in Panama.

The interim report estimates that the capital cost required to develop the Petaquilla project would be US$3.5 billion (including a contingency of $515 million but not including working capital and escalation). The capital cost estimate includes approximately $500 million for the construction of an oil-fired power plant and approximately $280 million for port facilities. Cash costs, including operating and realization costs and net of by-product credits, in years 1 to 10 of the project are estimated to average US $0.85 per pound of copper produced. The study is based on the mine plan developed in 1998, which contemplates a 23-year mine life. The project includes a concentrator capable of processing 120,000 tonnes per day of ore. Construction is expected to take approximately 44 months from issuance of construction permits. Permitting would follow the submission of a social and environmental impact assessment, expected to be completed in the fourth quarter of 2008.

Capital costs for the project have increased substantially over previously published estimates both as a result of scope changes, including enhancements in erosion control, water management and other environmental protection measures, as well as increases in equipment and construction costs that have been affecting projects worldwide.

Work is continuing on the FEED Study. A project review team is currently studying opportunities to reduce the capital costs from the Interim FEED study estimate. Several possible opportunities have already been identified in the area of the grinding circuit, power supply and port infrastructure. The project review team will evaluate these opportunities over the next six weeks and, where appropriate, incorporate these changes into the capital cost estimate.

Inmet holds a 48% equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla Copper currently holds a 52 percent equity interest. We have the right to acquire a 26% equity interest in Minera Petaquilla by committing, prior to March 31, 2008, to participate in work plans and budgets leading to commercial production, and by committing to fund 52% of development costs for the project. If Teck Cominco funds those development costs, it will recoup 26% of the development


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24   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
costs, plus interest at US prime plus two percent per annum, prior to any distributions to Petaquilla Copper. In lieu of receiving funding from us, Petaquilla Copper may elect, within 30 days of our production commitment, to finance all or part of the development costs for its 26% equity interest in the project. We are the operator of the project.

There can be no assurances that we will exercise our right to acquire a 26% equity interest in Petaquilla Copper on or before March 31, 2008.

NAUTILUS MINERALS

In December, 2007, we exercised three million share purchase warrants for total consideration of US$15 million that increased our shareholding in Nautilus Minerals to approximately 7.2%. The six-month early exercise of these warrants was part of an agreement with Nautilus in which we are now entitled to conduct our own ship-based exploration program during 2008 in one or more designated areas in Papua New Guinea, Tonga and New Zealand. The agreement further specifies that the funding for this program will be the US$12 million we had originally agreed upon in December 2006 to contribute to Nautilus directed exploration activities. Consequently, we will establish our own exploration team to develop and execute this exploration program.


OUTLOOK
The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this Management's Discussion and Analysis.

Commodity prices are a key driver of our earnings and current prices are well above historic averages. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, progressing through the permitting process, finding skilled resources to develop projects, infrastructure constraints and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in the United States, we believe that as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long-term price environment for the products that we produce and sell remains favourable.

Based on our expected 2008 production and prices prevailing at December 31, the sensitivity of our annual earnings to a 1% change in the US dollar exchange rate and commodity prices before pricing adjustments is as follows:

                                                       IMPACT OF A 1% CHANGE
                                                      2008 ON ANNUAL AFTER-TAX
                                    PRODUCTION PLAN           EARNINGS              EPS
------------------------------------------------------------------------------------------
US$1 = C$                                                   $26 million          5.9(cent)
COPPER (TONNES)                           300,000           $11 million          2.5(cent)
ZINC (TONNES)                           1,000,000            $7 million          1.6(cent)
COAL (TONNES                            9,600,000            $6 million          1.4(cent)
LEAD (TONNES)                             220,000            $2 million          0.5(cent)
GOLD (OUNCES)                             275,000            $1 million          0.2(cent)
MOLYBDENUM (POUNDS)                     7,000,000            $1 million          0.2(cent)

Notes:
(1) The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.

At December 31, 2007, outstanding receivables included 180 million pounds of copper provisionally valued at an average of US$3.04 per pound, 296 million pounds of zinc valued at an average of US$1.05


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25   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
per pound and 74 million pounds of lead provisionally valued at an average of US$1.15 per pound. Final price adjustments on these outstanding receivables will increase or decrease our revenue in 2008 depending on metal prices at the time of settlement

At the current time, copper and lead prices are slightly higher than 2007 average prices. The zinc price is approximately 28% lower, and gold is approximately 30% higher than the 2007 average prices respectively. As previously mentioned, market sentiment indicates that coal prices may increase, but if they do, the impact will not start until the second quarter of 2008. In addition, the Canadian dollar is currently near par against the US dollar compared with US$1 averaging C$1.07 in 2007.

Our copper production for 2008 is expected to be about 48,000 tonnes higher than production in 2007, due mainly to the addition of the three mines acquired in August 2007 from Aur. Highland Valley's copper production is expected to decrease by approximately 20% from 2007 as we mine lower grade ore as part of the mine life extension program. Our share of copper production at Antamina in 2008 is expected to be about the same as 2007, while our share of zinc production is expected to decrease by 6,000 tonnes due to the changes in ore mix and ore grades. However, Antamina has recently been experiencing problems with its main grinding mill. If these problems persist, they could impact Antamina's production and financial results in 2008. Repairs may necessitate an extended shut down of the mill later this year or in early 2009, which could have a material impact on production. The insurers are in the process of evaluating the losses to date, however, it is the company's view that the property and business interruption losses associated with the outages are insured.

Our zinc production in 2008 is expected to be about 10,000 tonnes higher than in 2007, with the increase due mainly to the additional zinc production from the Duck Pond mine acquired from Aur in August 2007.

Due to sea ice conditions, Red Dog has a shipping window that normally starts in early July and ends in late October. If ice or other weather conditions are such that the shipping season is delayed, our quarterly sales patterns can vary substantially. Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Elk Valley's 2008 sales volumes are estimated at 23 to 25 million tonnes, of which our share is 40%. Negotiations are under way for coal prices and volumes for the coal year commencing April 1, 2008 and prices and volumes have not yet been finalized, although current market sentiment indicates that US dollar coal year prices may increase significantly for the 2008 coal year over the 2007 prices. Coal prices in the first quarter of 2008 are expected to be similar to the fourth quarter average price of US$93 per tonne. Elk Valley will not see the full benefit of higher 2008 coal year prices until possibly the third quarter of calendar 2008. It is expected that a substantial portion of Elk Valley's sales in the second quarter of 2008 will be at 2007 pricing due to the carryover of tonnes from the 2007 coal year. Further, the winter months typically present challenging shipping conditions for Elk Valley Coal that could potentially impact first quarter results and further increase the amount of carryover.

Our share of gold production is expected to decrease by approximately 10,000 ounces in 2008 compared with 2007 due to a 44,000 ounce reduction at Hemlo partially offset by higher planned production from the Pogo mine. Our share of gold production from Pogo is expected to be 135,000 to 145,000 ounces, while our share of production from the Hemlo joint venture is expected to be 26% lower than 2007 at approximately 125,000 ounces.

Based on the information above, and depending on commodity prices and the US/Canadian dollar exchange rate, we expect that our earnings will be stronger in the second half of the year than the first half of the year. This is due mainly to Red Dog's sales volumes generally being higher in the latter half of


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26   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
the year due to the short shipping window and metallurgical coal prices, which are expected to rise beginning in the second quarter of 2008.

Like many of our competitors, we are facing significant cost increases and longer construction schedules in bringing new projects into production. The current robust demand for commodities has resulted in significant inflation in the cost of labour, fuel, raw materials and other key inputs required by the mining industry. In addition, lead times required to source major capital equipment and the challenge of attracting and retaining skilled labour has made it difficult to bring major projects into production on time and on budget. These increases could adversely affect the viability of a project and consequently our asset values, costs, earnings and cash flows.

Our 2008 capital expenditures are planned at approximately $840 million, including $465 million of sustaining capital expenditures, $285 million on development projects and $90 million for our share of the various oil sands properties that we jointly own with UTS Energy Corporation. This estimate does not include any amounts for the development of the Petaquilla copper project in Panama should we decide in March 2008 to proceed with its development. In addition, we expect to spend approximately $750 million on our share of costs for the Fort Hills oil sands project and $20 million in engineering studies for the Galore Creek project. Although we believe our estimates to be reasonable at this time, we may not be able to complete all of our projects on time and our cost estimates could change by a significant amount due to the pressures described above. In addition, with the recent tightening in the financial markets that began in the summer of 2007 with concerns over asset-backed commercial paper, obtaining any financing for future development projects could be more difficult and expensive than in recent years.


CONTINGENCIES

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

Prior to our  acquisition  in 2000 of a majority  interest in Cominco Ltd. (now
TCML), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

In June 2006, TCML and its affiliate, Teck Cominco American Incorporated ("TCAI"), entered into a Settlement Agreement (the "Agreement") with the US Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying


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27   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE
the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribe") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order ("UAO") purporting to compel TCML to conduct the Studies.

The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. TCAI submitted the first draft of the work plan in December 2006 and we expect the final version to be approved in the first quarter of 2008. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, costs, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in TCML's view was not intended to govern the discharges of a facility occurring entirely in Canada under Canadian federal and provincial permits. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court. In February 2007, TCML filed a petition for review and reversal with the US Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme court denied TCML's petition for a review of the 9th Circuit decision. That denial of review is not a decision on the merits of TCML's defence, but rather reflects on the US Supreme Court's decision not to take up the case at this particular time. The case will now revert to the District Court of Eastern Washington for a hearing on the merits of the original and amended complaints. TCML will raise the defences set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Should the District Court find that TCML is liable under the CERCLA statute, TCML will have the opportunity to appeal that decision to both the 9th Circuit and the US Supreme Court.

TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.


-------------------------------------------------------------------------------
28   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

In July 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council comprised of the Colville Tribe, the Spokane Tribe, the State of Washington and the US Department of Interior. We were advised that the primary purpose of the council is the integration and coordination of the assessment of potential natural resource damages during the on-going RI/FS at the site. We believe and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.

There can be no assurance that TCML will ultimately be successful in its defence of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.


ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2007, we adopted the revised CICA Section 1506 "Accounting Changes", which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

Effective January 1, 2007, we adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

COMPREHENSIVE INCOME, SECTION 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this year.

INVENTORIES, SECTION 3031

In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 "Inventories" to replace existing section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. Management is in the process of assessing the impact of applying this section, but does not expect the application to have a significant impact on the company's financial statements.

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, SECTION 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.


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29   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance  with  the  standard's  transitional  provisions,  we  recognize  as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

HEDGES, SECTION 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. The company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.


FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, fixed price forward metal sales contracts, settlements receivable and price participation payments on the sale of the Cajamarquilla zinc refinery. The Cajamarquilla price participation payments are economically similar to a fixed price forward purchase of zinc. The financial instruments and derivatives are all recorded at fair values on the company's balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY EARNINGS AND CASH FLOW

                                                      2007                           2006
                                        -----------------------------   ------------------------------
                                           Q4      Q3      Q2      Q1      Q4      Q3      Q2       Q1
Revenues                                1,538   1,932   1,561   1,340   2,088   1,632   1,546   1,273

Operating profit                          460     894     764     620   1,167     876     894     624

Net earnings                              280     490     485     360     866     504     613     448

Earnings per share                      $0.64   $1.15   $1.14   $0.83   $2.01   $1.17   $1.48   $1.09

Cash flow from continuing operations       09      72      79      41      29      47      69      61
   (before changes to working capital
   items)                                   3       6       5       4       8       6       6       4


-------------------------------------------------------------------------------
30   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

OUTSTANDING SHARE DATA
As at February 8, 2008 there were 432,642,262 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 3,789,741 director and employee stock options outstanding with exercise prices ranging between $3.20 and $43.74 per share. More information on these instruments and the terms of their conversion is set out in Note 17 of the company's 2006 year end financial statements.


CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This news release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this news release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.


WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q4/2007 financial results on TUESDAY, FEBRUARY 12, 2008 AT 11 AM EASTERN/8 AM PACIFIC TIME. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at www.earnings.com. The webcast will be archived at WWW.TECKCOMINCO.COM.



-------------------------------------------------------------------------------
31   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
--------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED       YEAR ENDED
                                                               DECEMBER 31          DECEMBER 31
(in millions of dollars, except per share data)             2007       2006       2007       2006
--------------------------------------------------------------------------------------------------
REVENUES                                                 $ 1,538    $ 2,088    $ 6,371    $ 6,539

OPERATING EXPENSES                                          (970)      (840)    (3,300)    (2,714)

DEPRECIATION AND AMORTIZATION                               (108)       (81)      (333)      (264)
--------------------------------------------------------------------------------------------------

OPERATING PROFIT                                             460      1,167      2,738      3,561

OTHER EXPENSES
   General and administration                                (20)       (33)      (109)       (96)
   Interest on long-term debt                                (21)       (22)       (85)       (97)
   Exploration                                               (26)       (28)      (105)       (72)
   Research and development                                  (11)        (1)       (32)       (17)
   Asset impairment charges (Note 7)                         (69)        --        (69)        --
   Other income (expense) (Note 9)                            82        142        170        316
--------------------------------------------------------------------------------------------------

EARNINGS BEFORE THE UNDERNOTED ITEMS                         395      1,225      2,508      3,595

PROVISION FOR INCOME AND RESOURCE TAXES                      (61)      (375)      (795)    (1,213)

MINORITY INTERESTS                                           (19)        (5)       (47)       (19)

EQUITY EARNINGS (LOSS) (NOTE 10)                             (19)         7         (5)        32
--------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                      296        852      1,661      2,395

NET EARNINGS (LOSS) FROM DISCONTINUED
   OPERATIONS (NOTE 14(b))                                   (16)        14        (46)        36
--------------------------------------------------------------------------------------------------

NET EARNINGS                                             $   280    $   866    $ 1,615    $ 2,431
==================================================================================================

EARNINGS PER SHARE

   Basic                                                 $  0.64    $  2.01    $  3.74    $  5.77

   Basic from continuing operations                      $  0.67    $  1.98    $  3.85    $  5.68

   Diluted                                               $  0.63    $  1.99    $  3.72    $  5.60

   Diluted from continuing operations                    $  0.67    $  1.96    $  3.83    $  5.52

WEIGHTED AVERAGE SHARES OUTSTANDING (millions)             441.8      431.2      431.5      421.2

SHARES OUTSTANDING AT END OF PERIOD (millions)             441.9      431.6      441.9      431.6

The accompanying notes are an integral part of these financial statements.  See note 12(e) for additional information on share split.


-------------------------------------------------------------------------------
32   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Consolidated Statements of Cash Flows
(Unaudited)
--------------------------------------------------------------------------------------------------------
                                                                THREE MONTHS ENDED        YEAR ENDED
                                                                    DECEMBER 31           DECEMBER 31
(in millions of dollars)                                          2007       2006       2007       2006
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net earnings from continuing operations                     $   296    $   852    $ 1,661    $ 2,395
   Items not affecting cash
      Depreciation and amortization                                108         81        333        264
      Future income and resource taxes                             (95)       (18)       (97)        59
      Equity (earnings) loss                                        31          2         30          5
      Minority interests                                           (23)         4          5         14
      Asset impairment charges                                      69         --         69         --
      Gain on sale of investments and assets                       (42)      (143)       (55)      (201)
      Other                                                        (35)        51         55         70
--------------------------------------------------------------------------------------------------------

                                                                   309        829      2,001      2,606
   Net change in non-cash working capital items                    251        341       (282)       299
--------------------------------------------------------------------------------------------------------

                                                                   560      1,170      1,719      2,905
--------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issuance of long-term debt                                        3         --         14        123
   Repayment of long-term debt                                      --         (4)        --       (333)
   Issuance of Class B subordinate voting shares                     1          7         13         16
   Purchase and cancellation of Class B subordinate                577)
      voting shares                                                 --         --          (         --
   Dividends paid (Note 12(c))                                      --         --       (426)      (296)
   Redemption of exchangeable debentures                            --       (220)      (105)      (345)
--------------------------------------------------------------------------------------------------------

                                                                     4       (217)    (1,081)      (835)
--------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Decrease (increase) in temporary investments                     33        (83)       194        759
   Cash held in trust                                               --       (105)       105       (105)
   Property, plant and equipment                                  (163)      (146)      (571)      (391)
   Investments and other assets                                   (355)      (109)      (724)      (272)
   Fording Canadian Coal Trust Investment (Note 3(b))             (599)        --       (599)        --
   Acquisition of Aur Resources Inc. (Note 3(a))                    --         --     (2,588)        --
   Proceeds from sale of investments and assets                    168        777        194        885
   Additional proceeds from sale of discontinued operation -        --         40         --
--------------------------------------------------------------------------------------------------------

                                                                  (916)       334     (3,949)       876
--------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
     EQUIVALENTS HELD IN U.S. DOLLARS                               (8)        88       (335)        10
--------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND
      CASH EQUIVALENTS                                            (360)     1,375     (3,646)     2,956

CASH AND CASH EQUIVALENTS AT BEGINNING
      OF PERIOD                                                  1,768      3,679      5,054      2,098
--------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $ 1,408    $ 5,054    $ 1,408    $ 5,054
========================================================================================================

The accompanying notes are an integral part of these financial statements.  See note 12(e) for additional information on share split.


-------------------------------------------------------------------------------
33   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
------------------------------------------------------------------------------------
                                                          DECEMBER 31,  December 31,
(in millions of dollars)                                       2007         2006
------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
      Cash and cash equivalents                             $ 1,408      $ 5,054
      Temporary investments                                      --          227
      Cash held in trust                                         --          105
      Accounts and settlements receivable                       593          723
      Inventories                                             1,004          786
------------------------------------------------------------------------------------

                                                                           3,005

INVESTMENTS (Note 14(c))                                      1,506          365

PROPERTY, PLANT AND EQUIPMENT                                 7,807        3,724

OTHER ASSETS (Note 5)                                           776          463

GOODWILL (Note 3(a))                                            663           --
------------------------------------------------------------------------------------

                                                            $13,757            $
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
      Dividends payable                                     $   221      $   216
      Accounts payable and accrued liabilities                1,017          763
      Current portion of long-term debt (Note 14 (d))            31           --
      Current income and resource taxes payable                  --          443
      Current portion of future income and resource taxes        81          161
      Exchangeable debentures                                    --          105
------------------------------------------------------------------------------------

                                                              1,350        1,688

LONG-TERM DEBT (Note 14(d))                                   1,492        1,509

OTHER LIABILITIES (Note 6)                                      994          778

FUTURE INCOME AND RESOURCE TAXES                              2,110          880

MINORITY INTERESTS                                               92           43

SHAREHOLDERS' EQUITY (Note 12(a))                             7,719        6,549
------------------------------------------------------------------------------------

                                                            $13,757      $11,447
====================================================================================

CONTINGENCIES (Note 15)

The accompanying notes are an integral part of these financial statements. See note 12(e) for additional information on share split.


-------------------------------------------------------------------------------
34   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
--------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED       YEAR ENDED
                                                               DECEMBER 31          DECEMBER 31
(in millions of dollars)                                     2007      2006       2007       2006
--------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING OF PERIOD
      AS PREVIOUSLY REPORTED                             $ 4,979    $ 3,575    $ 4,225    $ 2,228

ADOPTION OF FINANCIAL INSTRUMENT STANDARDS (Note 2(b))        --         --        112         --
--------------------------------------------------------------------------------------------------

AS RESTATED                                                4,979      3,575      4,337      2,228

NET EARNINGS                                                 280        866      1,615      2,431

INTEREST ON EXCHANGEABLE DEBENTURES,                           3)
      NET OF TAXES                                            --         --         --          (

DIVIDENDS DECLARED                                          (221)      (216)      (431)      (431)

SHARE REPURCHASE (Note 12(d))                                 --         --       (483)        --
--------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF PERIOD                       $ 5,038    $ 4,225    $ 5,038    $ 4,225
==================================================================================================

Consolidated Statements of Comprehensive Income
(Unaudited)
----------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED         YEAR ENDED
                                                                DECEMBER 31           DECEMBER 31
(in millions of dollars)                                      2007       2006       2007       2006
----------------------------------------------------------------------------------------------------
NET EARNINGS                                               $   280    $   866    $ 1,615    $ 2,431

OTHER COMPREHENSIVE INCOME IN THE PERIOD
   Currency translation adjustment
        Unrealized gains (losses)                             (244)        99       (609)        22
        Losses reclassified to net income
           on realization                                       --         59         --
----------------------------------------------------------------------------------------------------

                                                              (244)        99       (550)        22

   Available-for-sale instruments
        Unrealized gains (losses) (net of taxes of $3
           and $9)                                             (19)        --        (47)        --
        Losses reclassified to net income on realization
           (net of tax of $3 and $2)                            14         --         11         --
----------------------------------------------------------------------------------------------------

                                                                                      (5)       (36)

   Derivatives designated as cash flow hedges
        Losses reclassified to net income on
           realization (net of tax of $2 and $7)                 4         --         10         --
----------------------------------------------------------------------------------------------------

                                                                 4        965         10      2,453
----------------------------------------------------------------------------------------------------

TOTAL OTHER COMPREHENSIVE
    INCOME (LOSS) (Note 13)                                   (245)        99       (576)        22
----------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME                                       $    35    $   965    $ 1,039    $ 2,453
====================================================================================================

The accompanying notes are an integral part of these financial statements.  See note 12(e) for additional information on share split.


-------------------------------------------------------------------------------
35   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

1.    BASIS OF PRESENTATION

      (a) These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

      (b) Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.


2.    ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

      (a)  Accounting changes

           Effective  January 1, 2007,  the company  adopted  the revised  CICA
           Section 1506 "Accounting Changes", which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information,
           (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The company has not made any voluntary change in accounting principles since the adoption of the revised standard.

      (b)  Financial instruments

           Effective January 1, 2007, we adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

           (i)    Financial Instruments - Recognition and Measurement,  Section
                  3855

                  This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

                  Effective January 1, 2007, our cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders' equity on the balance sheet.


-------------------------------------------------------------------------------
36   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


2.    ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS,
      CONTINUED

                  All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship. In accordance with the standard's transitional provisions, we recognize as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

                  All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

           (ii)   Hedges, Section 3865

                  This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and
                  Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

                  Upon adoption of this standard, we discontinued hedge accounting on all commodity derivative contracts and interest rate swaps. We may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may designate these contracts as cash flow hedges as they occur.

           (iii)  Comprehensive Income, Section 1530

                  This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income ("OCI") includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.


-------------------------------------------------------------------------------
37   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

2.    ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS,
      CONTINUED

      As at January 1, 2007 the effect on our balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

      --------------------------------------------------------------------------------------------
        (in millions of dollars)                              JANUARY 1, 2007
      --------------------------------------------------------------------------------------------
                                                               Adjusted on
                                                               adoption of               Restated
                                                                 Financial                opening
                                                               Instruments               balances
                                                As reported      standards                in 2007
      --------------------------------------------------------------------------------------------
      ASSETS

      Current assets                               $  6,895      $     --                $  6,895

      Investments                                       365           106    (a)(b)           471

      Property, plant and equipment                   3,724         3,724

      Other assets                                      463           128    (b)(c)           591
      --------------------------------------------------------------------------------------------

                                                   $ 11,447      $    234                $ 11,681
      ============================================================================================

      LIABILITIES AND SHAREHOLDERS' EQUITY

      Current liabilities                             1,688            19    (b)            1,707

      Long-term debt                                  1,509           (11)   (c)            1,498

      Other liabilities                                 778            52    (b)              830

      Minority interests                                 43            --                      43

      Future income and resource taxes                  880            12    (d)              892
      --------------------------------------------------------------------------------------------

                                                      4,898            72                   4,970

      Shareholders' equity
          Share capital                               2,405            --                   2,405
          Retained earnings                           4,225           112    (b)            4,337
          Contributed surplus                            64            --                      64
          Cumulative translation adjustment ..         (145)          145    (e)               --
          Accumulated other comprehensive income         --          (145)   (e)              (95)
                                                                       50    (a)(b)
      --------------------------------------------------------------------------------------------

                                                      6,549           162                   6,711
      --------------------------------------------------------------------------------------------

                                                   $ 11,447      $    234                $ 11,681
      ============================================================================================

      Notes:
      (a) Marketable securities previously accounted for at cost are designated as available for sale and are measured at fair value.
      (b) Derivative instruments previously accounted for at cost are held for trading and are measured at fair value.
      (c) Debt financing costs previously deferred as other assets are reclassified to reduce long-term debt.
      (d) The tax effect of the above adjustments is recorded to future income and resource taxes.
      (e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.


-------------------------------------------------------------------------------
38   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


2.    ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS,
      CONTINUED

      (c)  Canadian accounting pronouncements effective for 2008

           Inventories

           In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 "Inventories" to replace existing section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. We do not expect the application to have a significant impact on the company's financial statements.


3.    ACQUISITIONS AND DISPOSITIONS

      (a)  Aur Resources Inc.

           In the third quarter of 2007, we acquired 100% of the outstanding common shares of Aur Resources Inc. (Aur). Aur owns interests in three operating mines, the Quebrada Blanca (76.5%), and Andacollo (90%) copper mines located in Chile and the Duck Pond (100%) copper-zinc mine located in Newfoundland, Canada.

           The Aur acquisition has been accounted for using the purchase method, with Teck Cominco Limited as the acquirer. Aur's results of operations are included in these consolidated financial statements from August 22, 2007. The purchase cost of $4,054 million was funded with a combination of cash and Class B subordinate voting shares issued as follows:

           ==============================================================================
                                                                         (in millions of
                                                                                 dollars)
           ------------------------------------------------------------------------------
             Cash                                                               $  3,089
             Issuance of 21,971,906 Class B subordinate voting shares                952
             Transaction costs                                                        13
           ------------------------------------------------------------------------------

             Total purchase price                                               $  4,054
           ==============================================================================

           Each Class B subordinate voting share was valued at $43.33, being the average closing price on the Toronto Stock Exchange for two trading days before and one day after the announcement of our offer for Aur, less deemed issuance costs.

           The allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition. We have started the process of internal estimates and independent appraisals of Aur's assets and liabilities; however, the process of determining fair values is complex and time consuming and as such current estimates are preliminary. As a result, the purchase price allocation is subject to change in 2008 as the valuation process is completed. Matters still under review are principally related to income and resource taxes and could affect values assigned to fixed assets, future tax liabilities and goodwill.


-------------------------------------------------------------------------------
39   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


3.    ACQUISITIONS AND DISPOSITIONS, CONTINUED

           The preliminary allocation of the purchase price assigned to the assets and liabilities of Aur is based on preliminary estimates of fair value on the acquisition date as follows:

           =====================================================================
                                                               (in millions of
                                                                      dollars)
           ---------------------------------------------------------------------
             Cash                                                  $    501
             Inventory                                                  267
             Property, plant and equipment                            4,137
             Goodwill                                                  706
             Other                                                     330
           ---------------------------------------------------------------------
             Total assets acquired                                    5,941

             Current liabilities                                       (197)
             Derivative instrument liability                            (96)
             Long-term liabilities                                     (302)
             Future income tax liability                             (1,263)
             Non-controlling interests                                  (29)
           ---------------------------------------------------------------------
             Total liabilities assumed                               (1,887)
           ---------------------------------------------------------------------
             Net assets acquired                                   $  4,054
           =====================================================================

           The net cash cost of the acquisition was as follows:

           =====================================================================
                                                               (in millions of
                                                                      dollars)
           ---------------------------------------------------------------------
             Cash paid to Aur shareholders                         $  3,089
             Less Aur's cash balance on acquisition date               (501)
           ---------------------------------------------------------------------
                                                                   $  2,588
           =====================================================================

      (b)  Fording Canadian Coal Trust

           On September 28, 2007 we acquired 16.65 million units of the Fording Canadian Coal Trust (Fording) at a price of $599 million, which was paid in the fourth quarter. The acquisition of these units increases our interest in Fording from 8.7% to 19.95%. If prior to July 31, 2008, we make an offer or announce an intention to acquire more than 50% of the outstanding Fording units, and subsequently complete the transaction, or sell Fording units, at a price in excess of $36 per unit, we will pay the seller such excess for each of the 16.65 million units acquired. The investment in Fording is accounted for on an equity basis.


-------------------------------------------------------------------------------
40   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


3.    ACQUISITIONS AND DISPOSITIONS, CONTINUED

      (c)  Galore Creek Partnership

           In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. ("NovaGold") to develop the Galore Creek copper-gold deposit in northwest British Columbia. Pursuant to the terms of the partnership agreement, we were required to fund the next C$528 million in development costs. Thereafter, each partner was to be responsible for funding it's pro rata share of development costs. NovaGold was also entitled to receive up to US$50 million of preferential distributions if revenues in the first year of commercial production were to exceed specific established targets.

           As the Galore Creek Partnership ("Galore Creek") is a variable interest entity with NovaGold as the primary beneficiary, we account for our interest in the Galore Creek using the equity method. Future events, such as the on-going funding arrangements, may result in a change to the accounting for our investment in Galore Creek.

           In November, construction activities at the project were suspended as a result of our review of the first season of construction and a more extensive engineering study that anticipated substantially higher capital costs and a longer construction schedule for the project. Based on a revised capital cost estimate and a reduction in expected operating margins as a result of the stronger Canadian dollar, the project as originally conceived and permitted would be uneconomic at expected long-term metal prices.

           By agreement with NovaGold at the time of the suspension, our funding obligations in connection with the project were amended. Our funding obligation of project costs incurred after August 1, 2007 was reduced from the original $528 million to $403 million. Of this total, $264 million was spent by us as of the suspension date. In addition, of the next $100 million of project costs (other than project study costs described below), we will fund two-thirds and NovaGold will fund one-third. Thereafter, each partner will fund its pro rata share of partnership costs. In addition, we agreed to invest an additional $72 million in the partnership over the next five years to be used principally to reassess the project and evaluate alternative development strategies.

           Our future obligations with respect to the project are to complete construction demobilization and put the site on care and maintenance that will enable us to restart the project at a later date. The estimated project demobilization costs of $100 million have been accrued and expensed by the partnership in the period. We have recorded our after-tax 50% share of these expenses as an equity loss of $33 million in the quarter. These cost estimates are based on preliminary plans that could change as more information becomes available. In addition, the project is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, our actual demobilization costs could vary by a material amount from our estimates. On-going care and maintenance costs, which will be expensed as incurred, will be required to monitor the site and infrastructure until a decision is made to proceed with or abandon the project. This decision may not occur for several years. If the project does not proceed, the Galore Creek partnership may have to reclaim and restore any disturbed land.


-------------------------------------------------------------------------------
41   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


3.    ACQUISITIONS AND DISPOSITIONS, CONTINUED

           At December 31, 2007 our investment in Galore Creek was $214 million, which consists of our $264 million investment less our pre-tax equity loss of $50 million related to our share of the project demobilization costs.

      (d)  Fort Hills Energy Limited Partnership

           In September 2007, we entered into an agreement to acquire an additional 5% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta,
           Canada. To earn the additional 5% interest we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion, after which our contribution reverts to our 20% share. The interest in Fort Hills will continue to be recorded as an investment using the equity method of accounting.


4.    CHANGES IN ESTIMATES

      (a)  Mineral reserves

           Estimates of proven and probable mineral reserves at each mineral property are updated annually at the end of each year. Following the update of these estimates on December 31, 2006, calculations of depreciation and amortization of property, plant and equipment were prospectively revised.

      (b)  Mine life extension at Highland Valley Copper

           In February 2007, we announced the extension of mine life at Highland Valley Copper to 2019. As a result, the amounts of depreciation and amortization of property, plant and equipment, pension expense and amounts related to asset retirement obligations at Highland Valley are now based on the extended mine life.


-------------------------------------------------------------------------------
42   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

5.    OTHER ASSETS

       ==================================================================================================================
         (in millions of dollars)                                                            DECEMBER 31,    December 31,
                                                                                                2007             2006
       ------------------------------------------------------------------------------------------------------------------
         Restricted cash pledged as security (a)                                              $  151           $  --
         Pension assets                                                                          210              194
         Future income and resource tax assets                                                   254              103
         Cajamarquilla contingent receivable, net of current portion of                            2
            $37 million (Note 14(b))                                                               4               --
         Long-term receivables and investments                                                    51              109
         Other                                                                                    68               57
       ------------------------------------------------------------------------------------------------------------------
                                                                                              $  776           $  463
       ==================================================================================================================

       (a) Upon acquisition of Aur, we assumed a revolving credit facility that permits borrowings of up to US$150 million (Note 14(d)). The terms of the facility requires us to provide cash collateral to the lender equal to any amount outstanding under the facility plus US$3 million.


6.    OTHER LIABILITIES

       ==================================================================================================================

         (in millions of dollars)                                                            DECEMBER 31,    December 31,
                                                                                                2007            2006

       ------------------------------------------------------------------------------------------------------------------
         Asset retirement obligations                                                         $  492           $  427
         Other environmental and post-closure costs                                               88               70
         Accrued pension and post-retirement benefits                                            244              222
         Forward sales contracts, net of current portion of $37 million (Note 14(e))              78               --
         Other                                                                                    92               59
       ------------------------------------------------------------------------------------------------------------------
                                                                                              $  994           $  778
       ==================================================================================================================

7.    ASSET IMPAIRMENT CHARGES

      During the fourth quarter of 2007 we recorded an impairment charge of $26 million on our investment in Tahera Diamond Corporation ("Tahera"). Tahera announced the suspension of operations at their primary asset, the Jericho mine and subsequently filed for creditor protection indicating an other than temporary decline in market value.

      We also recorded impairment charges of $12 million against our Lennard Shelf zinc mine and $31 million against our Pend Oreille zinc mine. The impairment changes were recorded due to operating losses, lower than planned production and increasing costs. As a result, we no longer expect to recover the full carrying value of the mines over their expected mine lives and we have written the carrying value of the mines down to their fair value based on internal estimates of discounted future cash flows.


-------------------------------------------------------------------------------
43   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

8.    SUPPLEMENTARY CASH FLOW INFORMATION

       ===============================================================================================================
                                                               THREE MONTHS ENDED                     YEAR ENDED
                                                                   DECEMBER 31                        DECEMBER 31
          (in millions of dollars)                            2007            2006                 2007          2006
       ---------------------------------------------------------------------------------------------------------------
          Income and resource taxes paid                    $  256          $  198              $ 1,283        $  846

          Interest paid                                     $   30           $  38              $    90        $  111
       ===============================================================================================================


9.    OTHER INCOME (EXPENSE)

       ===============================================================================================================
                                                               THREE MONTHS ENDED                     YEAR ENDED
                                                                   DECEMBER 31                        DECEMBER 31
          (in millions of dollars)                            2007            2006                 2007          2006
       ---------------------------------------------------------------------------------------------------------------
          Interest income                                   $   19           $  65               $  177        $  186
          Gain on sale of investments and assets                42             143                   55           201
          Realization of cumulative translation losses          --              --                  (59)           --
          Reclamation expense for closed properties            (16)            (11)                 (26)          (17)
          Non-hedge zinc derivative gains                       46              --                   53            --
          Other non-hedge derivative gains (losses)             (9)              1                  (31)           --
          Other                                                 --             (56)                   1           (54)
       ---------------------------------------------------------------------------------------------------------------
                                                            $   82           $ 142               $  170        $  316
       ===============================================================================================================


10.   EQUITY EARNINGS (LOSS)

       ===============================================================================================================
                                                               THREE MONTHS ENDED                     YEAR ENDED
                                                                   DECEMBER 31                        DECEMBER 31
          (in millions of dollars)                            2007            2006                 2007          2006
       ---------------------------------------------------------------------------------------------------------------
          Fording Canadian Coal Trust                       $   14           $   7               $   28        $   32
          Galore Creek Partnership                             (33)             --                  (33)           --
       ---------------------------------------------------------------------------------------------------------------
                                                            $  (19)          $   7               $   (5)       $   32
       ===============================================================================================================


11.   EMPLOYEE FUTURE BENEFITS EXPENSE

       ===============================================================================================================
                                                               THREE MONTHS ENDED                     YEAR ENDED
                                                                   DECEMBER 31                        DECEMBER 31
          (in millions of dollars)                            2007            2006                 2007          2006
       ---------------------------------------------------------------------------------------------------------------
          Pension plans                                     $    6           $  13               $   31        $   40
          Post-retirement benefit plans                         12              11                   34            27
       ---------------------------------------------------------------------------------------------------------------

                                                            $   18           $  24               $   65        $   67
       ===============================================================================================================

-------------------------------------------------------------------------------
44   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

12.   SHAREHOLDERS' EQUITY

      (a)  Components of shareholders' equity

           ================================================================================
                                                               DECEMBER 31,    DECEMBER 31,
              (in millions of dollars)                                2007            2006
           --------------------------------------------------------------------------------
              Share capital (note 3(a))                           $  3,281        $  2,405
              Contributed surplus                                       71              64

              Accumulated comprehensive income
                  Retained earnings                                  5,038           4,225
                  Accumulated other comprehensive loss (Note 13)      (671)           (145)
           --------------------------------------------------------------------------------
                                                                     4,367           4,080
           --------------------------------------------------------------------------------
                                                                  $  7,719        $  6,485
           ================================================================================

       (b) Stock-based compensation

           In February 2007, 839,400 share options were granted to employees. These options have an exercise price of $43.74, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $16.00 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of four years, a risk-free interest rate of 5.15%, a dividend yield of 0.95% and an expected volatility of 35%.

           During the year, we issued  359,228  Deferred and  Restricted  Share
           Units to employees and directors. Deferred and Restricted Share Units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at December 31, 2007 was 1,044,198.

           Stock-based compensation expense of $21 million was recorded for the year ended December 31, 2007 in respect of all outstanding options and share units.

      (c)  Dividends

           Dividends of $0.50 per share paid in January and July 2007 are eligible dividends, entitling Canadian resident individuals to claim the enhanced dividend tax credit for income tax purposes. An eligible dividend of $0.50 per share was declared payable to shareholders of record on December 21, 2007 and paid on January 3, 2008.

      (d)  Share purchase program

           In February, 2007, we received regulatory approval to purchase up to 40 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid. Purchases are made from time-to-time at the prevailing market price of the Class B subordinate voting shares as traded on the Toronto Stock Exchange and any shares purchased are cancelled.


-------------------------------------------------------------------------------
45   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


12.   SHAREHOLDERS' EQUITY, CONTINUED

           During the fourth quarter, we did not purchase any additional Class B subordinate voting shares. The total amount of buybacks to December 31, 2007 was 13.1 million Class B subordinated voting shares at a cost of $577 million, or $44.02 per share. The number of Class B subordinate voting shares that may yet be purchased under the program was 26.9 million at December 31, 2007. The program expires on February 21, 2008.

      (e)  Share split

           On April 25, 2007, shareholders approved a two-for-one share split for Class A common shares and Class B subordinate voting shares effective as of the close of business on May 7, 2007. All share and per share information included in the consolidated financial statements and accompanying notes has been adjusted to reflect this share split for all periods presented.

13.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

       =================================================================================================================
                                                                                         THREE MONTHS
                                                                                             ENDED          YEAR ENDED
                                                                                          DECEMBER 31       DECEMBER 31
         (in millions of dollars)                                                             2007             2007
       -----------------------------------------------------------------------------------------------------------------
         Opening balances at beginning of period                                           $  (426)         $  (145)
         Adoption of new accounting standards                                                   --               50
       -----------------------------------------------------------------------------------------------------------------
                                                                                              (426)            (95)
         Other comprehensive loss for the period                                              (245)            (576)
       -----------------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive loss at end of period                             $  (671)         $  (671)
       =================================================================================================================

      The components of accumulated other comprehensive income (loss) are:

       ==================================================================================================================
         (in millions of dollars)                                         DECEMBER 31,     ON ADOPTION       DECEMBER 31,
                                                                              2006       JANUARY 1, 2007         2007
       ------------------------------------------------------------------------------------------------------------------
         Currency translation adjustment                                   $  (145)         $  (145)          $  (695)
         Unrealized losses on cash flow hedges
            (net of tax of $21 and $14)                                         --              (28)              (18)
         Unrealized gains on investments
            (net of tax of $16 and $10)                                         --               78                42
       ------------------------------------------------------------------------------------------------------------------

                                                                           $  (145)         $   (95)          $  (671)
       ==================================================================================================================


-------------------------------------------------------------------------------
46   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


14.   ACCOUNTING FOR FINANCIAL INSTRUMENTS (Note 2(b))

      (a)  Sales and purchases contracts

           The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. As a result, the values of our concentrate receivables and payables change as the underlying market prices vary. This component of the contracts is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenue or operating costs as appropriate.

      (b)  Contingent receivable related to sale of discontinued operations

           Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration of US$365,000 for each US$0.01 by which the average annual price of zinc exceeds US$0.454 per pound. This zinc price participation expires in 2009.

           Effective January 1, 2007, upon adoption of the new accounting standards for financial instruments, we recorded an asset of $139 million by increasing our retained earnings in respect of the fair market value of the price participation clause in the sale agreement. The new accounting standards for financial instruments require us to mark the price participation portion of the receivable to market at the end of each quarter based on the zinc forward price curve. The net after-tax loss in respect of price participation and other consideration was $16 million in the fourth quarter. We recorded an after-tax loss of $46 million in respect of these items for the year ended December 31, 2007.


-------------------------------------------------------------------------------
47   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

14.  ACCOUNTING FOR FINANCIAL INSTRUMENTS, CONTINUED

     (c)   Investments

           ============================================================================================================
                                                                  DECEMBER 31, 2007                 December 31, 2006
                                                              -----------------------------   -------------------------
                                                                Carrying            Fair       Carrying            Fair
             (in millions of dollars)                              Value           Value          Value           Value
           ------------------------------------------------------------------------------------------------------------
             Marketable securities (i)                          $    308          $  308        $    91        $    186
             Fording Canadian Coal Trust (ii) (Note 3(b))            750           1,132            148             309
             Warrants (iii)                                            1               1        $    12              23
           ------------------------------------------------------------------------------------------------------------
                                                                   1,059           1,441            251             518

             Galore Creek Partnership (ii) (Note 3(c))               214                             --
             Fort Hills Energy Limited Partnership (ii)               33                             14
                (Note 3(d))                                            2                              1
           ------------------------------------------------------------------------------------------------------------
                                                                $  1,506                        $   365
           ============================================================================================================

           (i) Marketable securities are designated as available-for-sale with changes in fair value included in Other Comprehensive Income ("OCI").

           (ii) Our interests in Fording Canadian Coal Trust, Fort Hills Energy Limited Partnership and the Galore Creek Partnership are equity investments and changes in fair value are not included in earnings or OCI.

           (iii) Warrants are held for trading and changes in fair value are included in earnings as other income.

      (d)  Long-term debt

            ============================================================================================================
                                                                                                DECEMBER 31, 2007
                                                                                      -------------------------------
              (in millions of dollars)                                                Carrying Value       Fair Value
            ------------------------------------------------------------------------------------------------------------
              Debt instruments
                  6.125% debentures due October 2035                                          $  675           $  637
                  5.375% debentures due October 2015                                             293              287
                  7.000% debentures due September 2012                                           196              212
                  Antamina senior revolving credit facility                                       92               92
                  Aur Resources Inc. revolving credit facility (note 5(a))                       148              148
                  6.750% Aur Resources senior notes                                               94               96
                  Other                                                                           25               25
            ------------------------------------------------------------------------------------------------------------
                                                                                               1,523            1,497
              Less current portion                                                               (31)             (31)
            ------------------------------------------------------------------------------------------------------------
                                                                                              $1,492           $1,466
            ============================================================================================================

-------------------------------------------------------------------------------
48   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

14.   ACCOUNTING FOR FINANCIAL INSTRUMENTS, CONTINUED

      (e)  Our derivative positions at December 31, 2007 are as follows:

           ==========================================================================================================
                                                         2008     2009      2010      2011      TOTAL     Fair Value
           ----------------------------------------------------------------------------------------------------------
                                                                                                        (C$ millions)
             GOLD (thousands of ozs)
                 Forward sale contracts                    44       43        --        --         87
                 Average price (US$/oz)                   350      350        --        --        350     $      (42)


             ZINC (millions of lbs)
                 Fixed forward sale contracts (i)          57       57        57        57        228
                 Average price (US$/lb)                  0.78     0.72      0.67      0.63       0.70            (76)

             ZINC (millions of lbs)
                 Fixed forward purchase contracts (ii)   6          --        --        --          6
                 Average price (US$/lb)                  1.05       --        --        --       1.05             --

             LEAD (millions of lbs)
                 Fixed forward purchase contracts (ii)   1          --        --        --          1
                 Average price (US$/lb)                  0.76       --        --        --       0.76             --
                                                                                                          ----------
                                                                                                          $     (118)
           ==========================================================================================================

            INTEREST RATE SWAP

           ==========================================================================================================
            PRINCIPAL AMOUNT      RATE SWAPPED           RATE OBTAINED         MATURITY DATE            FAIR VALUE
            ---------------------------------------------------------------------------------------------------------
            US$100 million           7.00%              LIBOR plus 2.14%       September 2012           $3 million
           ==========================================================================================================

           Notes:
           (i) As part of the Aur Resources acquisition, fixed forward sale commitments were acquired.

           (ii) From time to time, certain customers purchase refined metal products at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.


15.   CONTINGENCIES

      We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2007, or with respect to future claims, cannot be predicted with certainty.

      (a)  Upper Columbia River Basin (Lake Roosevelt)

           Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now TCML), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to TCML's acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. 15.


-------------------------------------------------------------------------------
49   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


15.   CONTINGENCIES, CONTINUED

           Slag and other non-slag materials released from the Trail smelter in British Columbia have traveled down river as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

           Slag is a glass-like compound consisting primarily of silica, calcium and iron, which contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry. While slag has been deposited into the river, further study is required to assess what effect the presence of slag in the river has had and whether it poses an unacceptable risk to human health or the environment. A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river.

           In June 2006, TCML and its affiliate, Teck Cominco American Incorporated ("TCAI"), entered into a Settlement Agreement (the "Agreement") with the US Environmental Protection Agency ("EPA") and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study ("RI/FS") of contamination in the Upper Columbia River (the "Studies") under the oversight of the EPA. This multi-year study will use the latest science developed by the EPA and other researchers to determine the true risks in the reservoir system. The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TCAI. TCAI is paying the EPA's oversight costs and providing funding for the participation of other governmental parties, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the "Colville Tribe") and the Spokane Tribe. TCML has guaranteed TCAI's performance of the Agreement. TCAI has also placed US$20 million in escrow as financial assurance of its obligations under the Agreement and we have accrued our estimate of the costs of the Studies. Contemporaneously with the execution of the Agreement, the EPA withdrew a unilateral administrative order ("UAO") purporting to compel TCML to conduct the Studies.

           The RI/FS process requires TCAI to submit a work plan for the assessment of site conditions to the EPA which, when approved, will lead to the development of a set of sampling and other plans and actual field work. Data from field work will be used to determine whether further studies are required. When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment ("RA") will be produced to identify risks, if any, that may exist to humans and to various environmental receptors. The RA will form the basis for the RI/FS. The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, costs, effects on the environment resulting from the remediation action, and acceptability of the relevant remedial option to the community. Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes bordering the site. 15.


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50   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


15.   CONTINGENCIES, CONTINUED

           While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") to enforce the UAO and to seek fines and penalties against TCML for non-compliance. TCML sought to have all claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in TCML's view was not intended to govern the discharges of a facility occurring in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying TCML's motion to dismiss the case on jurisdictional grounds and found that CERCLA could be applied to TCML's disposal practices in British Columbia because they may have had an effect in Washington State. The 9th
           Circuit issued a stay of its decision pending the resolution of a further appeal by TCML to the US Supreme Court. In February 2007, TCML filed a petition for review and reversal with the US Supreme Court. TCML's petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association. In January 2008, the US Supreme court denied TCML's petition for a review of the 9th Circuit decision. That denial of review is not a decision on the merits of TCML's defense, but rather reflects on the US Supreme Court's decision not to take up the case at this particular time. The case will now revert to the District Court of Eastern Washington for a hearing on the merits of the original and amended complaints. TCML will raise the defenses set out in its petition to the Supreme Court and continue to vigorously defend against the claims. Should the District Court find that TCML is liable under the CERCLA statute, TCML will have the opportunity to appeal that decision to both the 9th Circuit and the US Supreme Court.

           TCAI will continue to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above. The settlement agreement is not affected by the litigation.

           In July 2007, we received notification from the Colville Tribe that they have been appointed lead administrative trustee to the recently formed Upper Columbia/Lake Roosevelt Natural Resource Trustee Council comprised of the Colville Tribe, the Spokane Tribe, the State of Washington and the US Department of Interior. We were advised that the primary purpose of the council is the integration and coordination of the assessment of potential natural resource damages during the on-going RI/FS at the site. We believe and have so informed the council, that it is premature to conduct such studies until the RI/FS is further developed.

           There can be no assurance that TCML will ultimately be successful in its defense of the litigation or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required, the cost of remediation may be material.


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51   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


16.   SEGMENTED INFORMATION

      We have five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices.

      ===============================================================================================================
                                                                   THREE MONTHS ENDED DECEMBER 31, 2007
                                              -----------------------------------------------------------------------
                                                  Smelting      Base                         Corporate
        (in millions of dollars)              and refining    metals      Gold        Coal   and other         Total
      ---------------------------------------------------------------------------------------------------------------
        Segment revenues                        $   382      $   935   $    60      $  218      $   13      $  1,608
        Less inter-segment revenues                  --          (70)       --          -           --           (70)
      ---------------------------------------------------------------------------------------------------------------
        Revenues                                    382          865        60         218          13         1,538

        Operating profit                             24          396         8          30           2           460
        Interest expense                             --           (5)       --          --         (16)          (21)
        Other corporate expenses                     --           --       (13)         --         (31)          (44)
      ---------------------------------------------------------------------------------------------------------------
        Earnings before taxes, minority
            interests, equity earnings and
            discontinued operations                  24          391        (5)         30         (45)          395

        Capital expenditures                         29          106         8          15           5           163



      ===============================================================================================================
                                                                     YEAR ENDED DECEMBER 31, 2007
                                              -----------------------------------------------------------------------
                                                  Smelting      Base                         Corporate
        (in millions of dollars)              and refining    metals      Gold        Coal   and other         Total
      ---------------------------------------------------------------------------------------------------------------
        Segment revenues                        $ 1,839      $ 3,737   $   182      $  951      $   49      $  6,758
        Less inter-segment revenues                  --         (385)       --          --          (2)         (387)
      ---------------------------------------------------------------------------------------------------------------
        Revenues                                  1,839        3,352       182         951          47         6,371

        Operating profit                            345        2,163        (5)        209          26         2,738
        Interest expense                             --          (13)       --          (1)        (71)          (85)
        Other corporate expenses                     --           --       (28)         --        (117)         (145)
      ---------------------------------------------------------------------------------------------------------------
        Earnings before taxes, minority
            interests, equity earnings and
            discontinued operations                 345        2,150       (33)        208        (162)        2,508

        Total assets                              1,612        8,223       337         609       2,976        13,757

        Capital expenditures                         87          320        30          35          99           571


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52   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


16.   SEGMENTED INFORMATION, CONTINUED

      =================================================================================================================
                                                                    THREE MONTHS ENDED DECEMBER 31, 2007
                                              -------------------------------------------------------------------------
                                                  Smelting      Base                         Corporate
        (in millions of dollars)              and refining    metals      Gold        Coal   and other         Total
      -----------------------------------------------------------------------------------------------------------------
        Segment revenues                        $   545      $ 1,377   $    32      $  284      $   11      $  2,249
        Less inter-segment revenues                  --         (161)       --          --          --          (161)
      -----------------------------------------------------------------------------------------------------------------
        Revenues                                    545        1,216        32         284          11         2,088

        Operating profit                            111          973        (3)        100         (14)        1,167
        Interest expense                             --           (3)       --          (1)        (18)          (22)
        Other corporate expenses                     --           --        --          --          80            80
      -----------------------------------------------------------------------------------------------------------------
        Earnings before taxes, minority
            interests, equity earnings and
            discontinued operations                 111          970        (3)         99          48         1,225

        Capital expenditures                         39           60         8           5          34           146



      =================================================================================================================
                                                                       YEAR ENDED DECEMBER 31, 2007
                                              -------------------------------------------------------------------------
                                                  Smelting      Base                         Corporate
        (in millions of dollars)              and refining    metals      Gold        Coal   and other         Total
      -----------------------------------------------------------------------------------------------------------------
        Segment revenues                        $ 1,802      $ 3,847     $ 143      $1,177      $   38      $  7,007
        Less inter-segment revenues                  --         (466)       --          --          (2)         (468)
      -----------------------------------------------------------------------------------------------------------------
        Revenues                                  1,802        3,381       143       1,177          36         6,539

        Operating profit                            395        2,734         7         444         (19)        3,561
        Interest expense                             --          (11)       --          (2)        (84)          (97)
        Other corporate expenses                     --          (10)       --          --         141           131
      -----------------------------------------------------------------------------------------------------------------
        Earnings before taxes, minority
            interests, equity earnings and
            discontinued operations                 395        2,713         7         442          38         3,595

        Total assets                              1,627        4,015       402         631       4,772        11,447

        Capital expenditures                         76          159        44          18          94           391



17.   SEASONALITY OF SALES

      Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.



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53   TECK COMINCO LIMITED 2007 FOURTH QUARTER NEWS RELEASE